Exhibit 2.1

SHARE PURCHASE AGREEMENT

BETWEEN

NEWFIELD INTERNATIONAL HOLDINGS INC.

AS SELLER

AND

SAPURAKENCANA PETROLEUM BERHAD

AS PURCHASER

EXECUTED ON OCTOBER 22, 2013

TABLE OF CONTENTS

Page

ARTICLE 1	DEFINITIONS	1
ARTICLE 2	PURCHASE AND SALE	1
2.1	Purchase and Sale	1
2.2	Excluded Assets	2
ARTICLE 3	PURCHASE PRICE	3
3.1	Purchase Price	3
3.2	Deposit	3
3.3	Adjustments to Purchase Price	4
3.4	Allocated Values	5
3.5	Escrow Account	5
ARTICLE 4	CLOSING	6
4.1	Time and Place of Closing	6
4.2	Obligations of Seller at Closing	7
4.3	Obligations of Purchaser at Closing	8
4.4	Closing Amount and Post-Closing Purchase Price Adjustment	9
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF SELLER	10
5.1	Existence and Qualification	10
5.2	Power	10
5.3	Authorization and Enforceability	10
5.4	No Conflicts	11
5.5	Organizational Documents	11
5.6	Capitalization	11
5.7	Equity Investments	11
5.8	Financial Statements	12
5.9	Bank Accounts	12
5.10	Employees	12
5.11	Employee Benefits	13
5.12	Liability for Brokers’ Fees	13
5.13	Litigation	13
5.14	Taxes	13

5.15	Environmental Laws	14
5.16	Compliance with Laws	15
5.17	Petroleum Contracts	15
5.18	Permits	15
5.19	Contracts	15
5.20	Consents and Preferential Rights	15
5.21	Payments for Production	16
5.22	Imbalances	16
5.23	Capital Commitments	16
5.24	No Insolvency	16
5.25	Insurance	16
5.26	Intellectual Property Rights	16
5.27	Certain Assets	17
5.28	Operations	17
5.29	Safety Matters	17
5.30	Guarantees and Indemnities	17
5.31	B-14 Well Expenditures	17
5.32	Certain Disclaimers	18
ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF PURCHASER	19
6.1	Existence and Qualification	19
6.2	Power	19
6.3	Authorization and Enforceability	19
6.4	No Conflicts	19
6.5	Liability for Brokers’ Fees	20
6.6	Litigation	20
6.7	Financing	20
6.8	Investment Intent	20
6.9	Independent Investigation	20
6.10	Other Consents	20

ARTICLE 7	COVENANTS OF THE PARTIES	21
7.1	Conduct of Business	21
7.2	Access	23
7.3	Government Authorizations; Cooperation	24
7.4	Consents to Assignment, Preferential Rights to Purchase and Required Notices; Purchaser Shareholder Consent	24
7.5	Notification of Breaches	27
7.6	Public Announcements	28
7.7	Affiliate Debt	28
7.8	Indemnity Regarding Access	28
7.9	Assumption of Obligations	29
7.10	Employee Matters	29
7.11	Change of Name	29
7.12	Replacement of Bonds, Letters of Credit and Guarantees	29
7.13	Casualty Loss	29
7.14	Prohibited Payments	30
7.15	Further Assurances	30
7.16	Records	31
7.17	Seller’s Post Closing Access to Records	31
7.18	Schedule Update	31
ARTICLE 8	TAX MATTERS	31
8.1	Liability for Taxes	31
8.2	Preparation and Filing of Tax Returns	32
8.3	Refunds	33
8.4	Transfer Taxes	33
8.5	Tax Proceedings	34
ARTICLE 9	CONDITIONS TO CLOSING	34
9.1	Conditions of Seller to Closing	34
9.2	Conditions of Purchaser to Closing	35
ARTICLE 10	TERMINATION	36
10.1	Termination	36
10.2	Effect of Termination	36

ARTICLE 11	INDEMNIFICATION; LIMITATIONS	37
11.1	Indemnification	37
11.2	Indemnification Actions	40
11.3	Limitation on Actions	42
ARTICLE 12	MISCELLANEOUS	43
12.1	Counterparts	43
12.2	Notice	44
12.3	Expenses	45
12.4	Governing Law	46
12.5	Arbitration	46
12.6	Captions	48
12.7	Waivers	48
12.8	Assignment	48
12.9	Entire Agreement	49
12.10	Amendment	49
12.11	Rights of Third Persons	49
12.12	References	49
12.13	Construction	50
12.14	Limitation on Damages; Specific Performance	50

v

LIST OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	–	Definitions
Exhibit B	–	Subsidiaries
Exhibit C	–	Form of Assignment – Shares
Exhibit D	–	Form of Registration Instruction/Transfer Form (Bahamas)
Exhibit E	–	Employee Matters
Exhibit F	–	Form of Transition Services Agreement
Exhibit G	–	Form of Escrow Agreement
Exhibit H	–	Form of Preferential Right Notice
Exhibit I	–	Form of Asset Purchase Agreement

Schedules

Schedule 1.1(a)	–	Effective Time Net Working Capital Procedures
Schedule 1.1(b)	–	Knowledge Personnel - Seller
Schedule 1.1(c)	–	Knowledge Personnel - Purchaser
Schedule 1.1(d)	–	Other Permitted Encumbrances
Schedule 2.2(o)	–	Other Excluded Assets
Schedule 3.4	–	Allocated Values
Schedule 4.3(h)	–	Bonds, Letters of Credit and Guarantees of Seller
Schedule 6.10	–	Other Purchaser Consents
Schedule 7.1(a)	–	Authorized Pre-Closing Conduct of Business
Schedule 7.1(b)	–	Authorized Pre-Closing Corporate Actions
Schedule 7.3	–	Government Authorizations
Schedule 7.4(g)(ii)	–	Drilling Rig Schedule
Schedule 7.9	–	Assumed Obligations
Schedule 7.10	–	Designated Expatriate Employees
Schedule 7.12	–	Replacement Bonds, Letters of Credit and Guarantees

Seller Disclosure Schedule

Schedule 5.8(a)	–	Financial Statements
Schedule 5.9	–	Bank Accounts
Schedule 5.10(a)	–	Employees
Schedule 5.10(b)	–	Employment Agreements
Schedule 5.11	–	Employee Benefits
Schedule 5.14(a)	–	Taxes
Schedule 5.17	–	Petroleum Contracts
Schedule 5.19	–	Certain Contracts
Schedule 5.20	–	Consents and Preferential Rights
Schedule 5.22	–	Imbalances
Schedule 5.23	–	Capital Commitments
Schedule 5.25	–	Insurance

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is executed on October 22, 2013 by and between Newfield International Holdings Inc., a company organized and existing under the laws of the Commonwealth of The Bahamas (“Seller”), and SapuraKencana Petroleum Berhad, a company organized and existing under the laws of Malaysia (“Purchaser”).  Seller and Purchaser are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller owns 100% of the issued and outstanding common shares (the “Shares”) of Newfield Malaysia Holding Inc., a company organized and existing under the laws of the Commonwealth of The Bahamas (the “Company”);

WHEREAS, the Company directly or indirectly owns 100% of the issued and outstanding common shares (the “Subsidiary Shares”) of Newfield Sabah Malaysia Inc., a company organized and existing under the laws of the Commonwealth of The Bahamas (“Newfield Sabah”), Newfield Peninsula Malaysia Inc., a company organized and existing under the laws of the Commonwealth of The Bahamas (“Newfield Peninsula”), and Newfield Sarawak Malaysia Inc., a company organized and existing under the laws of the Commonwealth of The Bahamas (“Newfield Sarawak” and, together with Newfield Sabah and Newfield Peninsula, the “Subsidiaries”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1

DEFINITIONS

In addition to the terms defined in the introductory paragraph and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Exhibit A.

ARTICLE 2

PURCHASE AND SALE

2.1           Purchase and Sale.  At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase, accept and pay for, the Shares.

2.2           Excluded Assets.  Notwithstanding the foregoing, the rights acquired through purchase of the Shares shall not include the Excluded Assets, and Seller is authorized to cause the Company Group to distribute any Excluded Assets owned by any Company Group Member to Seller or any of its Affiliates prior to the Closing.  “Excluded Assets” shall mean all right, title and interest of Seller and its Affiliates (including the Company Group) in and to:

(a)           the Excluded Records;

(b)           any contracts, agreements and instruments, to the extent that under an agreement with a Person other than Seller or any of its Affiliates, or by applicable Law, such contracts, agreements and instruments can no longer be held by or disclosed to any Company Group Member, or become subject to a payment of an additional fee, following a change in ownership of such Company Group Member through a direct or indirect sale of equity ownership, and for which no consent to change of ownership has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(c)           all easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights to the extent that under the terms of the applicable instrument, or by applicable Law, such surface rights can no longer be held by or disclosed to any Company Group Member, or become subject to a payment of an additional fee, following a change in ownership of such Company Group Member through a direct or indirect sale of equity ownership, and for which no consent to change in ownership has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(d)           all master service contracts or master procurement contracts used in connection with operations of Seller and its Affiliates besides those associated with the Assets;

(e)           all rights to any refund of Taxes in respect of any Taxes for any Pre-Effective Time Period, including amounts recoverable through audits with respect to any Pre-Effective Time Period;

(f)           all claims and causes of action arising out of or relating to (i) any Tax matter for which Seller has responsibility pursuant to Article 8, including any indemnification rights against third Persons, and (ii) the claim by Newfield Peninsula against the owners of the ship or vessel "Tanjung Pinang 1" with respect to losses associated with containment, clean up, rectification costs, loss of oil, fixed costs incurred and loss due to deferred production related to Block PM 323 (the “Block PM 323 Claim”), including all proceeds from such claims and causes of action;

(g)           all Newfield Names;

(h)           all rights under policies of insurance held by Seller or any of its Affiliates (other than the Company Group) and claims under such policies, and all policies of insurance issued by Seller and its Affiliates (other than the Company Group);

(i)           all guarantees and indemnities (other than the indemnities set forth in this Agreement) issued by Seller or any of its Affiliates (other than the Company Group);

(j)           all letters of credit and bonds issued for the account of Seller or any of its Affiliates (other than the Company Group);

(k)           all cash and cash equivalents of the Company Group (other than amounts held in escrow accounts or accounts where they are commingled with funds of third Persons), to the extent any Company Group Member distributes or otherwise transfers such amounts to Seller or any of its Affiliates (other than the Company Group) prior to the Closing;

(l)           all Affiliate Debt owing by Seller and its Affiliates (other than the Company Group) to any Company Group Member;

(m)           all software (and all copies thereof): (i) used by any Company Group Member pursuant to a license from a Person other than Seller and its Affiliates to which such Company Group Member is not a party, or (ii) owned by Seller or any of its Affiliates (other than the Company Group), a list of which is set forth on Schedule 2.2(o);

(n)           all information technology related hardware and equipment and telecommunications facilities used by any Company Group Member but owned or leased by Seller, any of its Affiliates (other than the Company Group) or PETRONAS; and

(o)           those assets set forth on Schedule 2.2(o).

If proceeds from any claims or causes of action arising out of or relating to the Block PM 323 Claim are received by Newfield Peninsula or any of its Affiliates after the Closing, Purchaser shall, within ten (10) Business Days after Newfield Peninsula or such Affiliate receives such proceeds, cause Newfield Peninsula or such Affiliate to transfer such proceeds to Seller by wire transfer of immediately available funds to the bank and account designated in writing by Seller to Purchaser.

ARTICLE 3

PURCHASE PRICE

3.1           Purchase Price.  The purchase price for the Shares (the “Purchase Price”) shall be $898,000,000.  The Purchase Price shall be adjusted as provided in Section 3.3.

3.2           Deposit.

(a)           Purchaser shall make an earnest money deposit equal to $26,940,000 (the “Initial Deposit”) by initiating, within twenty-four (24) hours after the execution of this Agreement, an irrevocable wire transfer of immediately available funds to the bank and account designated in writing by Seller to Purchaser prior to the date hereof.  Within ten (10) Business Days after the date hereof, Purchaser shall make an additional earnest money deposit equal to $62,860,000 (the “Subsequent Deposit” and, together with the Initial Deposit, the “Deposit”) by wire transfer of immediately available funds to the bank and account designated in writing by Seller to Purchaser prior to the date hereof.  The Deposit shall be held by Seller, in an interest bearing account chosen by Seller in its sole discretion, and applied in accordance with this Section 3.2.

(b)           If the Closing occurs, the Deposit, in addition to all interest accrued on the Deposit, will be applied to the payment of the Adjusted Purchase Price.

(c)           If the Closing is not consummated before this Agreement terminates, except as set forth in Section 3.2(d) or Section 3.2(e), Purchaser shall be entitled to the return of the Deposit, in addition to all interest accrued on the Deposit, by wire transfer of immediately available funds to the bank and account designated by Purchaser in accordance with Section 4.4(d).

(d)           If the Closing is not consummated before this Agreement terminates because of the failure of Purchaser to perform or observe in any material respect its covenants and agreements contained herein that are to be performed or observed at or prior to Closing such that the condition set forth in Section 9.1(b) is not satisfied, then Seller shall be entitled at its option to (i) enforce specific performance of this Agreement, in which event the Deposit and the interest accrued on the Deposit will be applied as called for herein, or (ii) if Seller does not seek and successfully enforce specific performance, seek damages for Purchaser’s breach and retain the Deposit and the interest accrued on the Deposit as an initial minimum payment toward those damages, in either case without prejudice to any other remedy available to Seller (whether at law, in equity or otherwise).

(e)           If this Agreement is terminated pursuant to Section 10.1(d), then Seller shall be entitled to seek damages for Purchaser’s breach and retain the Initial Deposit and the interest accrued on the Initial Deposit as an initial minimum payment toward those damages, in either case without prejudice to any other remedy available to Seller (whether at law, in equity or otherwise).

3.3           Adjustments to Purchase Price.   The Purchase Price for the Shares shall be adjusted as follows:

(a)           Working Capital Adjustment.  The Purchase Price shall be increased by the amount of Effective Time Net Working Capital, if positive, and decreased by the amount of Effective Time Net Working Capital, if negative.

(b)           Prepaid Expenses.  The Purchase Price shall be increased by the amount of any prepaid expenses made, directly or indirectly, by any Company Group Member prior to the Effective Time that apply to the period following the Effective Time and which are not included in the calculation of Effective Time Net Working Capital.

(c)           Intergroup Advances and Intergroup Receipts.  The Purchase Price shall be increased by the amount of any Intergroup Advances from the Effective Time to the Closing and decreased by the amount of any Intergroup Receipts from the Effective Time to the Closing.

(d)           Preferential Right Exercise; Exclusions.  The Purchase Price shall be decreased by the Allocated Value of any Property as to which a preferential right to purchase has been properly exercised by a third Person and the transfer of such Property to such third Person has been consummated, or which have been excluded from Closing because a consent requirement that must be satisfied under Section 7.4 remains unsatisfied.

(e)           Other.  The Purchase Price shall be increased or decreased, as the case may be, by any other amounts expressly provided in this Agreement to be adjustments to the Purchase Price.

The Purchase Price, adjusted as set forth in (a) through (e), shall be the “Adjusted Purchase Price.”

3.4           Allocated Values.  The “Allocated Value” for any Property shall be the portion of the unadjusted Purchase Price allocated to such Property on Schedule 3.4, increased or decreased by the adjustments to the unadjusted Purchase Price described in Section 3.3 that are applicable to the relevant Property.  Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.  Seller and Purchaser agree that the Allocated Values shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all Tax Returns, including, to the extent required to be filed by Seller, United States Internal Revenue Service Form 8594, and that neither they nor their Affiliates will take positions inconsistent with the Allocated Values in notices to Governmental Bodies, in audit or other proceedings with respect to Taxes, except as otherwise required with respect to applicable Tax Laws, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement.

3.5           Escrow Account.

(a)           On or prior to the Closing Date, the Parties shall establish an interest-bearing escrow account (the “Escrow Account”) with the Houston, Texas branch of JPMorgan Chase Bank N.A., or, if such Person is unwilling or unable to serve, another financial institution reasonably satisfactory to Seller and Purchaser (the “Escrow Agent”).  The Escrow Agent shall hold and maintain the Escrow Amount in the Escrow Account in accordance with an escrow agreement (the “Escrow Agreement”) between the Escrow Agent and the Parties, in substantially the form of Exhibit G, with such changes as Seller and Purchaser may negotiate in good faith after the date of this Agreement.  At the Closing, Purchaser shall deliver the Escrow Amount to the Escrow Agent to be held, invested and disbursed in accordance with this Agreement and the Escrow Agreement.

(b)           The Escrow Agent may only be removed by the unanimous action of the Parties.  Should the Escrow Agent resign or be removed, the Parties shall, within ten (10) days after such removal decision or notice of recommendation, unanimously agree on the appointment of a successor Escrow Agent, provided that, should the Parties fail to reach agreement within such ten (10) day period, either Party may request that the LCIA select a successor Escrow Agent meeting the criteria set forth in this Section.  Any successor Escrow Agent shall be a US national bank having a credit rating for long-term unsecured debt of at least A+ (long term) (as rated by Standard & Poor’s Rating Group).  The successor Escrow Agent shall be asked to sign an escrow agreement that is substantially identical to the Escrow Agreement, subject to such changes as both Parties may approve, and such substitute Escrow Agreement shall following execution by both Parties and the successor Escrow Agent become the Escrow Agreement under this Agreement.

(c)           The Escrow Amount shall be maintained in the Escrow Account until distributed in accordance with Section 7.4(d) or Section 7.4(e), as applicable.  Interest that accrues on the balance in the Escrow Account shall be credited to the Escrow Amount for each Property pro rata, in the proportion that the balance held in the Escrow Account with respect to such Property bears to the total balance in the Escrow Account.  The Party ultimately entitled to the applicable Escrow Amount shall bear any Taxes attributable to the interest included in such amount.

(d)           The Escrow Agent shall be authorized to release from escrow any of the Escrow Amount only pursuant to (i) any written instruction, order, award or judgment of a court of competent jurisdiction or (ii) by joint written instruction of the Parties.

(e)           Each Party agrees to execute such notices to the Escrow Agent or certificates as may be required to cause the Escrow Amount to be distributed in accordance with Section 3.5(c) or 3.5(d) when called for pursuant to that Section.  In the event either Party disputes the amount to be released pursuant to a proposed written disbursement instruction, but not that some portion of the Escrow Amount is to be released, the Parties agree to execute and deliver a disbursement instruction for the undisputed amounts, and thereafter to execute a disbursement instruction for any remaining disputed amounts that are required to be released in accordance with the subsequent agreement of the Parties or determination of the arbitrators pursuant to Section 12.5.  The costs of the Escrow Agent shall, to the extent not paid out of interest or income on or attributable to the Escrow Amount, be borne equally by Seller and Purchaser.

(f)           If Purchaser is not required to deposit any amount into the Escrow Account at Closing pursuant to Section 7.4(d), then (i) if the Parties have not established the Escrow Account or entered into the Escrow Agreement prior to Closing, the Parties shall not establish the Escrow Account or enter into the Escrow Agreement, and (ii) if the Parties have established the Escrow Account or entered into the Escrow Agreement prior to Closing, the Parties shall cause the Escrow Account to be closed or the Escrow Agreement to be terminated, as applicable.

ARTICLE 4

CLOSING

4.1           Time and Place of Closing.

(a)           Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Morgan, Lewis & Bockius LLP in Houston, Texas, at 4:00 p.m., Central Standard Time, on February 10, 2014, or if (i) all conditions in Article 9 to be satisfied prior to the Closing have not yet been satisfied or waived or (ii) all notices to the holders of the Preferential Rights have not been sent pursuant to Section 7.4(a), on the last Business Day of the calendar month in which all such conditions (other than conditions that by their nature are to be satisfied at Closing) have been satisfied or waived (subject to continued satisfaction of those conditions that have previously been satisfied on the Closing Date), or all such notices have been sent, as applicable, provided that if such last Business Day is less than five (5) Business Days after the last of such conditions in Article 9 is satisfied or waived, the Closing shall take place on the last Business Day of the next succeeding calendar month, in each case subject to the provisions of Article 10.  From and after the Closing, the Closing shall be deemed to have been effective as of 4:00 p.m., local time, on the Closing Date; provided, however, that if the Closing Date is February 10, 2014, the Closing shall be deemed to have been effective as of 4:00 p.m., Central Standard Time, on January 31, 2014.

(b)           The date on which the Closing occurs is herein referred to as the “Closing Date.”

4.2           Obligations of Seller at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 4.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)           a duly executed Assignment - Shares in respect of the Shares in favor of Purchaser, share certificates representing the Shares in the name of Seller (or an affidavit signed by Seller certifying that such share certificates have been lost, destroyed or never existed) and duly executed Registration Instruction/Transfer Form for the Shares;

(b)           subject to Section 3.5(f), a duly executed Escrow Agreement;

(c)           a duly executed Transition Services Agreement;

(d)           resignations of the directors and officers of the Company, duly executed by such directors and officers, effective as of the Closing, except to the extent otherwise notified by Purchaser at least five (5) Business Days prior to the Closing Date;

(e)           terminations of powers of attorney granted by any Company Group Member to persons who will not remain employees of any Company Group Member following the Closing;

(f)           two (2) originals of a certificate duly executed by an Authorized Officer of Seller, dated as of the Closing Date, certifying on behalf of Seller that the conditions set forth in Sections 9.2(a) and 9.2(b) have been fulfilled;

(g)           two (2) originals of a certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the Memorandum and Articles of Association of Seller, each as in effect as of the Closing, (B) the resolutions of the board of directors of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the shareholder of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing; and

(h)           any other agreements, instruments or documents that are required by the terms of this Agreement to be delivered by Seller to Purchaser.

4.3           Obligations of Purchaser at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 4.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)           a wire transfer of the Closing Amount, less the amount of the Deposit and all interest accrued on the Deposit and any Escrow Amount, in same-day funds;

(b)           a duly executed Assignment - Shares in respect of the Shares, and duly executed Registration Instruction/Transfer Form for the Shares;

(c)           subject to Section 3.5(f), a duly executed Escrow Agreement and evidence of the wire transfer of any Escrow Amount into the Escrow Account;

(d)           a duly executed Transition Services Agreement;

(e)           two (2) originals of a certificate by an Authorized Officer of Purchaser, dated as of the Closing Date, certifying on behalf of Purchaser that the conditions set forth in Sections 9.1(a) and 9.1(b) have been fulfilled;

(f)           two (2) originals of a certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching, and certifying on behalf of Purchaser as complete and correct, copies of (A) the Memorandum and Articles of Association or other organizational documents of Purchaser, each as in effect as of the Closing, (B) the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby and (C) any required approval by the shareholders of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(g)           any other agreements, instruments or documents that are required by the terms of this Agreement to be delivered by Purchaser to Seller;

(h)           returned original copies showing cancellation of, or duly executed instruments of release of, each of the bonds, letters of credit and guarantees posted by Seller or any of its Affiliates (other than the Company Group) with Governmental Bodies, or with any co-owners or other third Persons, for the benefit of any Company Group Member, as are set out in Schedule 4.3(h); and

(i)           copies of such documents as shall be filed in compliance with Section 7.11.

4.4           Closing Amount and Post-Closing Purchase Price Adjustment.

(a)           Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary statement estimating each individual Purchase Price adjustment set forth in Section 3.3 (and, as applicable, showing the calculation thereof, including the calculation of any adjustments that are applicable to Pending Assets) and the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 3.3.  The estimate of the Adjusted Purchase Price delivered in accordance with this Section 4.4(a) (the “Closing Amount”), minus the Deposit and all interest accrued on the Deposit, shall constitute the dollar amount to be paid by Purchaser to Seller or into the Escrow Account, as applicable, at the Closing.

(b)           On or before the one hundred and twentieth (120th) day following the Closing Date, Seller will prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment.  As soon as reasonably practicable but not later than the thirtieth (30th) day following Purchaser’s receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than ninety (90) days after Purchaser’s receipt of Seller’s statement.  In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to an independent accounting firm agreed by the Parties (being one of the four internationally recognized independent accountancy firms) for review and final determination.  Should the Parties fail to agree on the identity of the independent accounting firm, or should the independent accounting firm agreed by the Parties fail or refuse to serve under this Section within twenty (20) days after written request from any Party to serve, and should the Parties fail to agree in writing on a replacement within ten (10) days after the end of such twenty (20) day period, or should no replacement agree to serve within forty-five (45) days after the original written request pursuant to this sentence, another nationally recognized independent accounting firm shall be appointed by the LCIA.  The independent accounting firm, once appointed (the “Accounting Firm”), shall have no ex parte communications with any of the Parties concerning the determination required hereunder.  All communications between any Party, or its Affiliates, and the Accounting Firm shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which the representatives of both Parties have been invited and of which such Parties have been provided at least five (5) days prior written notice.  Within ten (10) days of appointment of the Accounting Firm, Purchaser shall present the Accounting Firm with its proposed changes, which shall be limited to matters raised in Purchaser’s written report previously delivered to Seller, and Seller shall present the Accounting Firm with the final statement that it delivered to Purchaser and Seller’s response to Purchaser’s proposed changes, in each case together with all other supporting information that it desires, with a copy to the other Party.  The Accounting Firm’s determination shall be made within thirty (30) days after the deadline for Seller’s submissions and shall be final and binding on both Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the Accounting Firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The Accounting Firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party in accordance with this Section, shall not act as an arbitrator, and may not award damages or penalties to either Party with respect to any matter.  Each of Seller and Purchaser shall bear its own legal fees and other costs of presenting its case.  Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Accounting Firm.

(c)           Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report and (ii) the date on which the Parties or the Accounting Firm, as applicable, finally determines the disputed matters, (x) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Amount or (y) Seller shall pay to Purchaser the amount by which the Closing Amount exceeds the Adjusted Purchase Price, as applicable.  Any payment made pursuant to this Section 4.4 shall bear interest (A) from the Closing Date until the date payment is due at the Agreed Interest Rate and (B) after the date payment is due at the Default Interest Rate.

(d)           All payments made or to be made under this Agreement to Seller shall be made to Seller, without deduction or offset, by electronic transfer of immediately available funds in US dollars to the bank account specified by Seller in writing to Purchaser, for the credit of Seller.  All payments made or to be made hereunder to Purchaser shall be made to Purchaser, without deduction or offset, by electronic transfer of immediately available funds in US dollars to a bank and account specified by Purchaser in writing to Seller, for the credit of Purchaser.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, and subject to Section 5.32, Seller represents and warrants to Purchaser that:

5.1           Existence and Qualification.  Each of Seller, the Company and the Subsidiaries is duly organized, validly existing and in good standing under the Laws of the Commonwealth of The Bahamas.

5.2           Power.  Seller has the requisite corporate power to execute and deliver this Agreement (and all documents to be executed and delivered by Seller at Closing), to perform its obligations hereunder (and thereunder), and to consummate the transactions contemplated hereby (and thereby).

5.3           Authorization and Enforceability.  The execution, delivery and performance by Seller of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the consummation by Seller of the transactions contemplated hereby (and thereby), have been duly and validly authorized by all necessary corporate action on the part of Seller.  This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and, assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes (and at the Closing such documents will constitute) the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the rights and remedies of creditors generally as well as by general principles of equity (the “Enforceability Exceptions”).

5.4           No Conflicts.  The execution, delivery and performance of this Agreement (and all documents to be executed and delivered by Seller at Closing) by Seller, and the consummation of the transactions contemplated by this Agreement (and by such documents), will not (i) violate any provision of the memorandum and articles of association, or other organizational document of any Company Group Member, (ii) result in default (with due notice or lapse of time or both) or the creation of any Encumbrance, other than Permitted Encumbrances, or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other material financing instrument to which any Company Group Member is a party or by which any of their respective material assets are bound, (iii) violate any judgment, order, ruling, or decree applicable to any Company Group Member as a party in interest, or (iv) violate any Laws applicable to any Company Group Member, except any matters described in clauses (ii), (iii) or (iv) above which would not reasonably be expected to have a Material Adverse Effect.

5.5           Organizational Documents.  Seller has made available to Purchaser true, accurate and complete copies of the organizational documents of each Company Group Member, as amended to date.

5.6           Capitalization.

(a)           The Shares represent all of the issued and outstanding equity interests in the Company.  There are no outstanding warrants, options or other securities or rights convertible into or exchangeable for any equity interests in the Company.  Seller has good and valid title to the Shares, free and clear of any Encumbrances (subject to restrictions on transfer that may be imposed by any applicable securities laws or the consent referred to in item (I) of the definition of Permitted Encumbrances, and further subject to item (D)(i) of the definition of Permitted Encumbrances).  All Shares are duly authorized and validly issued and outstanding, fully paid, and nonassessable and have not been issued in violation of any preemptive rights.

(b)           The Subsidiary Shares represent all of the issued and outstanding equity interests in the Subsidiaries.  Exhibit B sets forth a complete and accurate list of the Subsidiary Shares and the owners of record thereof.  There are no outstanding warrants, options or other securities or rights convertible into or exchangeable for any equity interests in the Subsidiaries.  The Company has good and valid title to the Subsidiary Shares owned by it, free and clear of any Encumbrances (subject to restrictions on transfer that may be imposed by any applicable securities laws or the consent referred to in item (I) of the definition of Permitted Encumbrances, and further subject to item (D)(i) of the definition of Permitted Encumbrances).  All Subsidiary Shares are duly authorized and validly issued and outstanding, fully paid, and non-assessable and have not been issued in violation of any preemptive rights.

5.7           Equity Investments.  Except for its interests in the Subsidiaries, the Company does not directly or indirectly own any shares, membership interests, or other equity interest in any Person.

5.8           Financial Statements.

(a)           Schedule 5.8(a) of the Seller Disclosure Schedule includes copies of (i) the unaudited consolidated balance sheet of the Company Group as of December 31, 2012, and the related statement of operations and statement of cash flows for the calendar year ended December 31, 2012, and (ii) an unaudited balance sheet of the Company Group as of June 30, 2013, and the related statement of operations and statement of cash flow for the six (6) month period ending June 30, 2013 (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with United States GAAP and present fairly, in all material respects, the financial position, results of operations and cash flows of the Company Group as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject (A) in the case of the statements covering periods of less than one (1) year, to the absence of notes, (B) in the case of statements not covering a year end, to the absence of normal and recurring year-end adjustments, and (C) in all cases, to the absence of any adjustments resulting from an audit).

(b)           No Company Group Member has debt for borrowed money other than (i) Affiliate Debt, (ii) debt reflected on its balance sheet (if any), and (iii) debt among Company Group Members, provided that accounts payable in the ordinary course of business shall not be considered debt for borrowed money for purposes of this Agreement.

(c)           Since June 30, 2013, no Company Group Member has incurred any single liability for the Properties that individually exceeds $2,000,000 other than (i) liabilities within the scope of the 2013 or 2014 approved Work Programs and Budgets, as applicable, and (ii) liabilities otherwise authorized under the relevant Joint Operating Agreement and Petroleum Contract.

(d)           (i) Where a Company Group Member is an operator under a relevant Joint Operating Agreement, no payment has been required to be made by any Company Group Member in substitution for any other party to any Joint Operating Agreement or Petroleum Contract that was required to make such payment, and (ii) to the Knowledge of Seller, no payment has been required to be made by any Company Group Member in substitution for any other party to any Joint Operating Agreement or Petroleum Contract that was required to make such payment.

(e)           To the Knowledge of Seller, since January 1, 2013, each Company Group Member has adequately accounted for impairments to the Assets and there are no unaccounted impairments that would materially impact the book value of the Assets.

5.9           Bank Accounts.  Schedule 5.9 of the Seller Disclosure Schedule sets forth a complete list of all bank accounts, other demand accounts and investments accounts maintained by each Company Group Member.

5.10           Employees.

(a)           Schedule 5.10(a) of the Seller Disclosure Schedule contains a complete list of all employees of each Company Group Member as of the date set forth on such Schedule and identifies all Key Employees.

(b)           Schedule 5.10(b) of the Seller Disclosure Schedule sets forth a list of all employment agreements between any Company Group Member and individual workers (whether employees or contract workers) as of the date set forth on such Schedule.

(c)           With respect to Key Employees, (i) no Company Group Member has received written notice from a Key Employee that such Key Employee is terminating his/her employment as a result of the transactions contemplated by this Agreement and (ii) no Company Group Member has received written notice of any unresolved claims or disputes from any Key Employee.

5.11           Employee Benefits.  Schedule 5.11 of the Seller Disclosure Schedule sets forth a list of all material plans or policies providing for fringe benefits (including vacation, paid holidays, personal leave, employee discounts, educational benefits or similar programs) and each other bonus, incentive compensation, deferred compensation, profit sharing, stock, severance, retirement, health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, performance share, supplemental unemployment, layoff, consulting or other similar plan, agreement, policy or understanding specifically maintained or contributed to by each Company Group Member (the “Malaysian Plans”) and Seller or any of its Affiliates (excluding each Company Group Member) (the “Seller Plans”) for present or former employees of the Company Group (the Malaysian Plans and the Seller Plans, collectively, the “Employee Plans”).  Seller has made available complete and accurate copies of all Employee Plans to Purchaser. To the Knowledge of Seller, each of the listed Employee Plans has been administered in all material respects in accordance with applicable Law, except for such non-compliance which has not had a Material Adverse Effect.  Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 5.11 are Seller’s sole representations and warranties with respect to employee benefit matters.

5.12           Liability for Brokers’ Fees.  Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, the Company, or any other Affiliate of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

5.13           Litigation.  There are no actions, suits or proceedings pending, or, to the Knowledge of Seller, threatened in writing, before any Governmental Body or arbitrator against any Company Group Member.  There are no actions, suits or proceedings pending, or, to the Knowledge of Seller, threatened in writing, before any Governmental Body or arbitrator against Seller which are reasonably likely to materially delay or materially impair Seller’s ability to perform its obligations under this Agreement.

5.14           Taxes.

(a)           Except as set forth on Schedule 5.14(a) of the Seller Disclosure Schedule, the Company Group Members, or as applicable, Seller, have timely filed all material Tax Returns required to have been filed by or with respect to the Company Group Members and their operations. Such Tax Returns are correct and complete in all material respects.  All Taxes shown as owed on such Tax Returns have been timely paid.

(b)           Each Company Group Member is classified, for United States federal income tax purposes, as a “disregarded entity,” as defined in United States Treasury Regulation Section 301.7701-3.

(c)           There is no material claim, audit, action, suit or proceeding pending, or, to the Knowledge of Seller, threatened in writing, against or with respect to any Company Group Member in respect of any Tax or Tax Return.  There are no material Encumbrances for Taxes (other than for Permitted Encumbrances) upon the Shares, Subsidiary Shares, or Assets.

(d)           All additional Taxes and any penalties, fines, or interest arising from any claim, audit, action, suit or proceeding in respect of any Tax or Tax Return that have been assessed in writing by a taxing authority and that are currently not being contested in good faith have been timely paid.

(e)           To the Knowledge of Seller, full and accurate records have been maintained by each Company Group Member in respect of all material Tax deductions and payments in accordance with any Laws relating to Tax and throughout the statutory time limitation periods for all Taxes.

(f)           No Company Group Member is tax resident, nor does it have any permanent establishment or taxable presence, in any jurisdiction outside of its jurisdiction of organization other than Malaysia.

(g)           To the Knowledge of Seller, all material Tax deductions claimed by any Company Group Member have been done in accordance with all Laws (including applicable Laws with respect to Affiliate pricing).

5.15           Environmental Laws.  Except for any matter that would not reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of Seller, each Company Group Member has complied with, and each Company Group Member’s operation of the Assets has complied with, all applicable Environmental Laws, (ii) to the Knowledge of Seller, there has been no contamination of groundwater, surface water or seabed on the lands covered by the Properties resulting from any Company Group Member’s operation of the Assets, which contamination requires remediation, or is subject to fines or penalties, under applicable Environmental Laws, (iii) there are no actions pending or, to the Knowledge of Seller, threatened in writing against any Company Group Member alleging violation of any Environmental Law, (iv) no Company Group Member has received written notice from any Governmental Body that any environmental licenses, approvals or permissions currently held by such Company Group Member will be revoked, suspended, varied, or limited, or that any additional environmental licenses, approvals or permissions are required to be obtained by such Company Group Member, and (v) Seller has made available to Purchaser copies of all material written environmental reports, audits and assessments that relate to the Properties and are in the possession or control of the Company Group .  Notwithstanding the other terms of this Section 5.15, Seller makes no, and disclaims, any representation or warranty, express or implied, with respect to the presence, absence, actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of naturally occurring radioactive material (NORM), asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons and any other pollutants or irritants in or on the Assets in quantities typical for oilfield operations in the areas in which such Assets are located. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 5.15 are Seller’s sole representations and warranties with respect to environmental matters and Environmental Laws.

5.16           Compliance with Laws.  To the Knowledge of Seller, each Company Group Member has complied with, and each Company Group Member’s operation of the Assets has complied with, in all material respects, all applicable Laws.  This Section 5.16 does not address environmental matters and Environmental Laws, which are exclusively governed by Section 5.15, or employee benefit matters, which are exclusively governed by Section 5.11.

5.17           Petroleum Contracts.  Schedule 5.17 of the Seller Disclosure Schedule shows the participating interests owned by each Company Group Member in the “Contractor” interest in each Petroleum Contract.  Such interests are owned by the relevant Company Group Member free and clear of all Encumbrances other than Permitted Encumbrances.  Each Petroleum Contract is in full force and effect and no Company Group Member and, to the Knowledge of Seller, no other party to any such Petroleum Contract is in default in any material respect under any such Petroleum Contract.

5.18           Permits.  To the Knowledge of Seller, (i) the Company Group Members have each obtained all material Permits that are required by them to own and, if operated by a Company Group Member, to operate (in the manner in which they are currently operated) the Assets, (ii) such Permits are in full force and effect, (iii) no material default or violations exist under any such Permit, and (iv) no action, suit or proceeding is pending or threatened relating to the challenging, revocation or limitation of any such Permit.

5.19           Contracts.  Seller has made available to Purchaser true and complete copies of all Material Contracts, including all amendments thereto, to which Purchaser is not already a party and which Purchaser has not previously reviewed for approval purposes.  Each Material Contract is in full force and effect and no Company Group Member and, to the Knowledge of Seller, no other party to any such Material Contract is in default under any such Material Contract, except where (in relation to Material Contracts which are not Petroleum Contracts) the failure to be in effect or such default would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule 5.19 of the Seller Disclosure Schedule, none of the Company Group Members are party to (i) any Contract with an Affiliate of Seller (other than a Company Group Member) which will be binding on a Company Group Member after Closing or (ii) any Contract that includes a non-competition restriction, “area of mutual interest” arrangement or other similar restrictions on doing business.

5.20           Consents and Preferential Rights.  Except as set forth on Schedule 5.20, Part 1 of the Seller Disclosure Schedule, Seller’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Seller at Closing) is not and will not be subject to any required consent of any third-party.  Except as set forth on Schedule 5.20, Part 2 of the Seller Disclosure Schedule, there are no preferential rights to purchase, rights of first opportunity or similar rights that are binding on the Assets with respect to potential transfers by the owner of the Assets (whether or not applicable to the transactions contemplated by this Agreement).

5.21           Payments for Production.  All proceeds from the sale of Hydrocarbons attributable to the Company Group Members’ interests in the Properties are currently being paid in full to the Company Group Members (after Tax withholdings and similar deductions authorized by the terms of the Petroleum Contracts, other Contracts or applicable Law).  No Company Group Member is obligated by virtue of a take or pay payment, advance payment or similar payment, to deliver Hydrocarbons attributable to the Company Group Members’ interests in the Properties or proceeds from the sale thereof at some future time without receiving payment therefor at or after the time of delivery (excluding, for the avoidance of doubt, royalties, government share and other amounts owing to any Governmental Body pursuant to the Petroleum Contracts, other Contracts or applicable Law).

5.22           Imbalances.  Except as set forth on Schedule 5.22 of the Seller Disclosure Schedule, as of the Effective Time (or the other applicable date noted on Schedule 5.22 of the Seller Disclosure Schedule), no Company Group Member  has production, plant or transportation imbalances as a result of past production or deliveries in excess of the share to which it is entitled.

5.23           Capital Commitments.  Except (a) as set forth in or contemplated by a Work Program and Budget associated with a Petroleum Contract and (b) as set forth on Schedule 5.23 of the Seller Disclosure Schedule, as of the Effective Time, there were no outstanding AFEs or other capital commitments to third Persons that were binding on any Company Group Member and that could reasonably be expected to individually require expenditures by such Company Group Member after the Effective Time in excess of $2,000,000.

5.24           No Insolvency.  No Insolvency Event has occurred in relation to Seller or any Company Group Member.

5.25           Insurance.  Schedule 5.25 of the Seller Disclosure Schedule sets forth a list of all material insurance policies maintained by each Company Group Member that relates or provides coverage to any Company Group Member.  To the Knowledge of Seller, (a) all such insurance policies are in full force and effect and no Company Group Member has received any written notice that such insurance policies are not in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been paid in full, and (c) there are no material outstanding claims under, or in respect of the validity of, any such insurance policies. This Section 5.25 does not address Employee Plans, which are exclusively governed by Section 5.11.  .

5.26           Intellectual Property Rights.  To the Knowledge of Seller, (a) no activities of any Company Group Member infringe any Intellectual Property Rights of any Person and, in the three (3) months prior to the date of this Agreement, no written claim has been received by any Company Group Member against any Company Group Member in respect of such infringement, (b) each Company Group Member owns, has licensed to it or otherwise has a right to use all material Intellectual Property Rights it uses to carry on its business as such business is currently carried on, (c) with the exception of rights to software and the Newfield Names, a change in control of any of the Company Group will not result in the termination of any material Intellectual Property Rights of any Company Group Member; and (d) such Intellectual Property Rights are valid, subsisting and enforceable in all material respects.

5.27           Certain Assets.  With respect to any material furniture, office equipment, and computers and related peripheral equipment used by any Company Group Member and located in the offices and buildings described in paragraph (I) of the definition of “Assets”, (a) such Company Group Member is the legal and beneficial owner of such Assets, has a valid and subsisting lease to such Assets, or has a right to use such Assets following transfer of title to PETRONAS under the terms of the applicable Petroleum Contract, (b) with respect to such Assets owned by a Company Group Member, such Company Group Member has not parted with the ownership, possession or control of, or disposed or agreed to dispose of, or offered for sale, its interest in any such Assets, except in the ordinary course of business or as required under the terms of the applicable Petroleum Contract, and (c) none of such Assets owned by a Company Group Member are subject to any Encumbrances as of the date of this Agreement, other than Permitted Encumbrances.  With respect to any real property leased by a Company Group Member, such Company Group Member has a valid and subsisting lease to such real property, and such Company Group Member has not given written notice to terminate such lease.

5.28           Operations.  (a) Each Company Group Member is entitled to vote at all meetings of operating and other committees established in connection with each Petroleum Contract to which it is a party, and is entitled to cast votes in proportion to its participating interests; (b) as of the date of this Agreement, no vote to remove the operator under any Joint Operating Agreement is pending, and no operator under any Joint Operating Agreement has provided written notice of resignation to the other parties to the applicable Joint Operating Agreement; (c) save as provided in the Petroleum Contracts, the Joint Operating Agreements or any existing Hydrocarbon sales, purchase or exchange contract, or as may be required pursuant thereto, there are no arrangements which restrict the ability of the Company Group Members to freely dispose of any Hydrocarbons; and (d) no sole risk or non-consent operations have been proposed in writing to the other parties to the applicable Joint Operating Agreement or carried out by any Person in relation to the Petroleum Contracts and, to the Knowledge of Seller, no notices have been sent by any Person in respect of sole risk or non-consent operations in relation to the Petroleum Contracts.

5.29           Safety Matters.  No written notice prohibiting or suspending any activities of any Company Group Member which acts as operator has been received by such Company Group Member and is current as of the date of this Agreement pursuant to any statute regulating the matters of health and safety and, to the Knowledge of Seller, no Company Group Member has received a threat in writing of service of such a notice.

5.30           Guarantees and Indemnities.  There are no guarantees or indemnities issued or given by any Company Group Member for the benefit of Seller or any of its Affiliates (other than Company Group Members).

5.31           B-14 Well Expenditures.  Newfield Sarawak has obtained all approvals required from PETRONAS pursuant to the Block SK 310 Contract for expenditures for drilling and completion of the B-14 well drilled on that block that were incurred prior to the date of this Agreement.

5.32           Certain Disclaimers.

(a)           The representations and warranties set forth in this Article 5 and in the certificate to be delivered by Seller at Closing pursuant to Section 4.2(f) are the only representations and warranties made by Seller.  Except as specifically set forth in this Article 5 or in the certificate to be delivered by Seller at Closing pursuant to Section 4.2(f), (i) Seller makes no, and disclaims any, warranty, express or implied, as to any matter whatsoever relating to Seller, any Company Group Member, their respective businesses, assets, liabilities or any other matter relating to the transactions contemplated by this Agreement, and (ii) without prejudice to the indemnification obligations of Seller set forth in Article 11, none of Seller, any of its Affiliates, or any of their respective officers, directors, employees, agents, representatives or stockholders will have, or will be subject to, any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser or its Affiliates or Representatives of, or Purchaser’s use of, any information relating to any Company Group Member or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or information, documents or material made available to Purchaser or its Affiliates or Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or any other form in expectation of the transactions contemplated by this Agreement.

(b)           WITHOUT LIMITING THE GENERALITY OF SECTION 5.32(a), EXCEPT AS MAY BE SPECIFICALLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE TO BE DELIVERED BY SELLER AT CLOSING PURSUANT TO SECTION 4.2(f), SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, OR ANY OTHER ENGINEERING REPORT, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT OR RECOMPLETION, INFILL OR STEP-OUT OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE SHARES OR THE ASSETS OR FUTURE REVENUES GENERATED BY ANY OF THE PRECEDING, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OR ANY EQUIPMENT, OR REGARDING THE INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS IN CONNECTION WITH THE ASSETS, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE COMPANY SUBJECT TO ALL OF ITS DIRECT AND INDIRECT RIGHTS AND ASSETS BEING IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS, AND THAT PURCHASER SHALL CAUSE TO BE

MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.  The Parties agree that the disclaimers in this Section are “conspicuous” disclaimers for the purpose of any applicable Law.

(c)           Inclusion of information in the Seller Disclosure Schedule shall not be construed as an admission that such information is material to the business, assets, liabilities, financial condition or results of operations of Seller or any Company Group Member, or otherwise material, or that such information is required to be included in the Seller Disclosure Schedule, and inclusion of a matter on a Schedule addressing matters reasonably expected to have a Material Adverse Effect shall not necessarily be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Matters may be disclosed on the Seller Disclosure Schedule for purposes of information only.  In addition, the Seller Disclosure Schedule may include other matters not required by the terms of this Agreement to be listed therein, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included.  A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations, and any indemnifications under Section 11.1, for which it is relevant.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

6.1           Existence and Qualification.  Purchaser is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation.

6.2           Power.  Purchaser has the requisite corporate power to execute and deliver this Agreement (and all documents to be executed and delivered by Purchaser at Closing), to perform its obligations hereunder (and thereunder), and to consummate the transactions contemplated hereby (and thereby).

6.3           Authorization and Enforceability.  The execution, delivery and performance by Purchaser of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation by Purchaser of the transactions contemplated hereby (and thereby), have been duly and validly authorized by all necessary company action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser), and, assuming due authorization, execution and delivery by Seller, this Agreement constitutes (and at the Closing such documents will constitute) the valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

6.4           No Conflicts.  The execution, delivery and performance of this Agreement (and all documents to be executed and delivered by Purchaser at Closing) by Purchaser, and the transactions contemplated by this Agreement (and by such documents) will not (i) violate any provision of the Memorandum and Articles of Association or other organizational documents of

Purchaser, (ii) result in a default (with due notice or lapse of time or both) or the creation of any Encumbrance, other than Permitted Encumbrances, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture or other material financing instrument to which Purchaser is a party or by which any of its material assets are bound, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any Laws applicable to Purchaser, except any matters described in clauses (ii), (iii), or (iv) above which would not have a material adverse effect on Purchaser or Purchaser’s ability to perform its obligations hereunder and consummate the transactions contemplated hereby.

6.5           Liability for Brokers’ Fees.  Seller will not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or any Affiliate of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

6.6           Litigation.  There are no actions, suits or proceedings pending, or, to the Knowledge of Purchaser, threatened in writing, before any Governmental Body or arbitrator against Purchaser which are reasonably likely to materially delay or materially impair Purchaser’s ability to perform its obligations under this Agreement.

6.7           Financing.  Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay all amounts required to be paid hereunder, including the payment required to be paid to Seller at the Closing.

6.8           Investment Intent.  Purchaser is acquiring the Shares for its own account and not with a view toward their sale or distribution in violation of any applicable securities Laws.

6.9           Independent Investigation.  Purchaser recognizes that investment in the Shares involves substantial risks.  Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business.  Purchaser acknowledges and affirms that as of the date hereof, it has made all such independent investigation, verification, analysis and evaluation of the Company Group and their respective assets as it deems necessary or appropriate to enter into this Agreement.  Except for the representations and warranties expressly made by Seller in Article 5 of this Agreement, or in the certificate to be delivered to Purchaser pursuant to Section 4.2(f) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the Company Group and their respective assets, businesses and prospects and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis and evaluation.

6.10           Other Consents.  Purchaser’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Purchaser at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other third Person, except as set forth on Schedule 6.10.

ARTICLE 7

COVENANTS OF THE PARTIES

7.1           Conduct of Business.

(a)           Except (w) as set forth on Schedule 7.1(a),  (x) as required by applicable Law, (y) with the prior written consent of Purchaser, or (z) to the extent expressly permitted by another section of this Agreement, during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement, Seller shall:

(i)           cause the Company Group to carry on their respective businesses in the ordinary course consistent with past practice;

(ii)           not sell, transfer, or place an Encumbrance, other than the items referred to in (D)(i) and (I) of the definition of Permitted Encumbrances, upon the Shares, cause the Company Group not to sell, transfer or place an Encumbrance, other than the items referred to in (D)(i) and (I) of the definition of Permitted Encumbrances, upon the Subsidiary Shares, and cause the Company Group not to sell, transfer, or place an Encumbrance, other than Permitted Encumbrances, upon any material Asset (including any Property), but excepting sales or transfers of Hydrocarbons, equipment or inventory made in the ordinary course of business, transfers of Excluded Assets authorized under Section 2.2, Encumbrances included in operating agreements, Hydrocarbon purchase, sales or exchange contracts that follow typical practices in the oil and gas industry, contractual security in favor of the contractor under construction or installation contracts, and any transfers in response to the proper exercise of a preferential right to purchase listed on Schedule 5.20, Part 2, in connection with the transactions contemplated by this Agreement;

(iii)           cause the Company Group not to voluntarily terminate, materially amend, execute or extend any Material Contract, other than execution or extension of contracts for the sale or exchange of Hydrocarbons terminable on notice of ninety (90) days or less and except in the ordinary course of business;

(iv)           cause the Company Group not to commit to (A) any new operation not contemplated in the 2013 or 2014 Work Program(s) and Budget(s) for the Joint Operating Agreement under which such existing operation will be conducted or (B) any increase in cost of an existing operation beyond that reflected in the 2013 or 2014 Work Program(s) and Budget(s) for the Joint Operating Agreement under which such existing operation is conducted, whether such increase is reflected by a proposed budget amendment or an AFE, which in the case of either (A) or (B) is reasonably anticipated by Seller to require future capital expenditures by the Company Group Members in excess of (x) for an existing operation, ten percent (10%) of any applicable individual item in an approved budget pursuant to the relevant Joint Operating Agreement and the requirements set forth in the relevant Petroleum Contract or (y) for either existing or new operations,  Ringgit Malaysia One Million (RM1,000,000), whichever is larger, or to any new operation that is not authorized under the relevant Joint Operating Agreement and Petroleum Contract;

(v)           cause the Company Group not to transfer any Key Employee from the employment of a Company Group Member to the employment of Seller or any of its Affiliates (other than the Company Group Members); and

(vi)           cause the Company Group not to voluntarily relinquish any area covered by any Petroleum Contract.

Purchaser’s approval of any action restricted by this Section 7.1(a) shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of receipt by Purchaser of Seller’s notice requesting such consent unless Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, while such emergency is continuing, Seller may take such action as a prudent owner or operator would take and shall notify Purchaser of such action promptly thereafter.  When such emergency is no longer continuing, Seller shall, to the extent reasonably practicable in the circumstances, consult with Purchaser regarding any further actions to be taken by Seller.

(b)           Except (w) as set forth on Schedule 7.1(b), (x) as required by applicable Law, (y) with the prior written consent of Purchaser, or (z) to the extent expressly permitted by another section of this Agreement, during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement, Seller shall cause the Company Group not to:

(i)           amend their respective memoranda and articles of association or other organizational documents;

(ii)           merge, reorganize, consolidate, convert to another form of entity or change their respective jurisdictions of organization, file for bankruptcy, dissolve or liquidate;

(iii)           issue, redeem or otherwise acquire any of their shares or other equity interests or issue any option, warrant or right relating to their shares or other equity interests, as applicable, or any securities convertible into or exchangeable for any of its shares or other equity interests, as applicable, or declare or pay any non-cash dividend or make any other distribution to Seller or any of its Affiliates (other than the Company Group) except for Excluded Assets;

(iv)           incur or assume any material indebtedness for borrowed money or guarantee any such material indebtedness (excluding, for the avoidance of doubt, Permitted Encumbrances, contractual or statutory joint and several liability obligations for joint operations, and accounts payable incurred in the ordinary course of business), which loan or guaranty will remain in effect after the Closing;

(v)           make an equity investment in any Person other than the Subsidiaries, form any new subsidiary, or acquire shares, membership interests or other equity interests in any Person other than the Subsidiaries;

(vi)           make any change in any method of accounting or accounting principles other than those required by GAAP;

(vii)           enter into any settlement of any material issue with respect to any assessment or audit or other administrative or judicial proceeding with respect to Taxes for which Purchaser may have liability under the terms of Section 8.1 or Section 8.4 of this Agreement;

(viii)           make any loan to any  Person (excluding, for the avoidance of doubt, (A) accounts receivable in the ordinary course of business, (B) advances or cash call payments to the operator as required under applicable operating agreements, (C) advances as operator on behalf of co-owners for costs under applicable operating agreements, (D) loans to other Company Group Members, (E) loans to employees under existing programs, and (F) other loans in the ordinary course of business);

(ix)           terminate or voluntarily relinquish any material Permit necessary for the conduct of its business, except in the ordinary course of business;

(x)           other than in the ordinary course of business (including annual salary increases and bonus payments consistent with past practices), grant any material bonus to or materially increase the salary of any employee of the Company Group or any Designated Expatriate Employee, except as required by existing employment agreements, plans or arrangements, including any retention program for employees working with the Assets, or applicable Law;

(xi)           in respect of those Employee Plans that are exclusive to the Company Group, establish, materially amend or terminate any Employee Plan, except as required by applicable Law; or

(xii)           agree to do any of the foregoing.

Purchaser’s approval of any action restricted by this Section 7.1(b) shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of receipt by Purchaser of Seller’s notice requesting such consent unless Purchaser notifies Seller to the contrary during that period.  In the event of an emergency, while such emergency is continuing, Seller may take such action as a prudent owner or operator would take and shall notify Purchaser of such action promptly thereafter.  When such emergency is no longer continuing, Seller shall, to the extent reasonably practicable in the circumstances, consult with Purchaser regarding any further actions to be taken by Seller.

7.2           Access.  During the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement, Seller shall give Purchaser and its directors, officers, employees, agents and representatives (collectively, “Representatives”) access, at Purchaser’s risk and expense, to the Company Group’s Properties, and access to and a right to copy, at Purchaser’s expense, the Records in Seller’s and each Company Group Member’s possession which are not already available to Purchaser, but in each case only to the extent that Seller may do so without violating applicable Laws or any obligations to any third Person, to the extent that Seller has access to such information and has authority to grant such access without breaching any restriction binding on Seller and, in the case of access to offshore Properties, to the extent space on regularly scheduled transportation is available.  Purchaser shall provide three (3) Business Days advance notice to Seller of its request for access hereunder, and such access by personnel of Purchaser and its Representatives shall be subject to compliance by such personnel and Representatives with Seller’s (or any other operator’s) safety, health, environmental and other policies relating to access.  Neither Purchaser nor any of its Representatives shall make any requests for access directly or indirectly to any Representative of the Company Group.  Such access by Purchaser shall be limited to Seller’s or the Company Group Member’s normal business hours, as applicable, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operations of such Persons.  Neither Purchaser nor its Representatives shall operate equipment or conduct any sampling, testing or analysis of any materials without Seller’s prior written consent.  In addition, Purchaser and its Representatives shall not have access to employment records of individual employees of the Company Group prior to the Closing except on such terms as may be agreed by Seller and Purchaser in order to protect confidential information and ensure compliance with all applicable Laws and Seller’s policies.  All information obtained by Purchaser and its Representatives under this Section shall be subject to the terms of that certain confidentiality agreement between Newfield Exploration Company (an Affiliate of Seller) and Purchaser dated June 10, 2013 (the “Confidentiality Agreement”).

7.3           Government Authorizations; Cooperation. Seller and Purchaser shall in a timely manner (i) make all required filings, provide all required notices, prepare all required applications and conduct negotiations with each Governmental Body as to which such filings, notices, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, including the filings, notices and applications listed on Schedule 7.3 (the “Government Authorizations”), and (ii) provide such information as each may reasonably request to make or obtain the Government Authorizations.  Each Party shall reasonably cooperate with and use commercially reasonable efforts to assist the other with respect to the Government Authorizations.  Each Party shall supply promptly any additional information and documentary material that may be requested in connection with the filings, notices and applications for the Government Authorizations.  Purchaser shall bear the cost of all filing or application fees payable to any Governmental Body with respect to the transactions contemplated by this Agreement, regardless of which Party, or Affiliate of a Party, is required to make the payments.

7.4           Consents to Assignment, Preferential Rights to Purchase and Required Notices; Purchaser Shareholder Consent.

(a)           Seller shall, after the date hereof, prepare and send (i) notices to the holders of any required consents to the transactions contemplated by this Agreement as set forth on Schedule 5.20, Part 1 of the Seller Disclosure Schedule in compliance with the terms of such requirements, requesting such consents, and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights as set forth on Schedule 5.20, Part 2 of the Seller Disclosure Schedule (collectively, “Preferential Rights”) substantially in the form of the Preferential Right Notices, accompanied by a form of asset purchase agreement substantially in the form of the Asset Purchase Agreement.  The Parties agree to review further the forms of Preferential Right Notices and Asset Purchase Agreement after the date of execution of this Agreement, in relation to the terms of the applicable Joint Operating Agreements and this

Agreement, and to determine whether any mutually agreeable revisions are required.  Notices required under clause (i) above shall be delivered promptly after the receipt of the full amount of the Deposit pursuant to Section 3.2, or as otherwise provided in the relevant instruments, and notices required under clause (ii) above shall be delivered promptly after the receipt of Purchaser’s shareholder approval pursuant to Section 7.4(h).  In providing notices to the holders of any applicable Preferential Rights under clause (ii) above and consummating a transaction pursuant to any properly exercised Preferential Right, Seller shall comply with the requirements of the applicable Joint Operating Agreement.  Any Preferential Right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful closing of this Agreement pursuant to Article 4.  The consideration payable under this Agreement for any particular Assets shall be the Allocated Value for such Assets, as described in Section 3.4.  Seller shall use commercially reasonable efforts to cause any such consents to the transactions contemplated by this Agreement and waivers of the Preferential Rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents or waivers.  Purchaser shall reasonably cooperate with Seller in seeking to obtain such consents to assignment and waivers of Preferential Rights, including, if requested by Seller, providing confirmation to the relevant third party as to deal terms and Allocated Values for the affected Properties.

(b)           If any required consent affecting any Asset is not obtained, the affected Assets shall become Excluded Assets (and the assets, liabilities, revenues and expenses with respect thereto shall not be taken into account for purposes of the adjustments in Section 3.3) and the affected Asset shall not be transferred to Purchaser at Closing.  If the affected Asset is a Property, the Purchase Price shall be decreased by the Allocated Value, if any, for such Property.  There shall be no adjustment to the Purchase Price with respect to Assets other than Properties that are not transferred as a result of a failure to obtain a consent.

(c)           If any Preferential Right is properly exercised and the transfer of the affected Assets to the holder of the Preferential Right is consummated prior to Closing, the affected Assets shall become Excluded Assets (and the assets, liabilities, revenues and expenses with respect thereto shall not be taken into account for purposes of the adjustments in Section 3.3), and, if the affected Asset is a Property, the Purchase Price shall be decreased by the Allocated Value, if any, for such Property pursuant to Section 3.3(d).  Seller shall retain the consideration paid by the third Person.  There shall be no adjustment to the Purchase Price with respect to Assets other than Properties that are not transferred as a result of the exercise of a Preferential Right.

(d)           Should (i) a third Person properly exercise its Preferential Right prior to Closing, but the transfer of the affected Assets to such third Person is not consummated prior to Closing, or (ii) a third Person fail to exercise or waive its Preferential Right prior to Closing and at Closing the time for exercise has not yet expired, the amount of the Allocated Values for the affected Property or Properties (the “Pending Assets”) (as adjusted by the adjustments to the unadjusted Purchase Price described in Section 3.3 that are applicable to such Pending Assets, as described in Section 3.4) shall be deposited at Closing into the Escrow Account, to be applied pursuant to Section 3.5, in lieu of being paid to Seller under Section 4.3(a).  Such amount, together with interest earned thereon, shall be referred to herein as the “Escrow Amount.”

Purchaser agrees to cause the relevant Subsidiary to comply with the terms of such Preferential Right after Closing.  In the event that (A) in the case of clause (i) above, the transfer of any affected Property to the third Person is consummated after Closing, or (B) in the case of clause (ii) above, such a Preferential Right to purchase any Property is properly exercised after Closing and the transfer of the affected Property to the third Person is consummated, then (1) Seller shall be entitled to receive the Escrow Amount with respect to the relevant Property, and (2) Purchaser shall be entitled to the consideration paid by the third Person.  There shall be no adjustment to the Purchase Price or payment to Seller with respect to Assets other than Properties that are conveyed to a third Person as a result of the exercise of a Preferential Right.

(e)           Should any Escrow Amount be held with respect to any Property or Properties pursuant to Section 7.4(d) and the time for exercise of the Preferential Right with respect to the Property or Properties by the third Person holding it expires without the right having been exercised, then Seller shall be entitled to receive the Escrow Amount with respect to the relevant Property or Properties.

(f)           In the event that a Preferential Right is properly exercised prior to Closing Seller shall, and in the event that a Preferential Right is properly exercised after Closing Purchaser shall, procure that the relevant Company Group Member shall enter into an asset purchase agreement substantially in the form of the Asset Purchase Agreement with the Preferential Right holder.

(g)           In the event that a Preferential Right is properly exercised and the transfer of the affected Assets to the Preferential Right holder is consummated, Seller agrees to reimburse Purchaser, within thirty (30) days following the later of the Closing or the consummation of such transfer, for the following specific amounts to reflect an agreed compensation for excess capacity which Purchaser may be left holding following such exercise (regardless of the actual costs Purchaser may or may not incur):

(i)           With respect to personnel, an amount equal to $31,500,000 multiplied by a fraction, the numerator of which is the Allocated Value of the Properties transferred pursuant to the Preferential Right and the denominator of which is the total Allocated Value of all Properties.

(ii)           In the case of any transferred Property where one or more wells are scheduled to be drilled by the Ensco 106 drilling rig, as shown on Schedule 7.4(g)(ii), an amount equal to $155,000/day (being the contract rate as of the date hereof) multiplied by the number of days on which the Ensco 106 drilling rig is scheduled to be on location at that Property, as shown on Schedule 7.4(g)(ii), but instead is not in use on behalf of the Company Group or any of their Affiliates.  This payment shall be reduced by any revenues received by any of the Company Group or their Affiliates, or any reduction in payments due to Ensco, with respect to that period as a result of the Ensco 106 drilling rig being subchartered, leased, released back to Ensco or otherwise assigned to others during this period.  Purchaser agrees to use reasonable efforts to subcharter, lease, release back to Ensco or otherwise assign such drilling rig to obtain commercial compensation, or reduction in payments due to Ensco, during any portion of such a period when the Company Group is not utilizing such drilling rig.

(iii)           In the case of any transferred Property that is producing Hydrocarbons as of the date hereof and is held by Newfield Peninsula (and therefore is serviced by one or more of the three supply boats under long term contract on the date hereof), an amount equal to $17,421/day (being the sum of  the contract rates for the three supply boats as of the date hereof) multiplied by 1,178 (the average term expressed in days remaining on the three supply boat contracts at the Effective Time), and further multiplied by a fraction, the numerator of which is the Allocated Value of the transferred Property and the denominator of which is the total Allocated Values of all Properties that are producing Hydrocarbons as of the date hereof and are held by Newfield Peninsula.  This payment shall be reduced by any revenues received by any of the Company Group or their Affiliates, or any reduction in payments due to the contract counterparty, with respect to that period as a result of the applicable supply boat being subchartered, leased, released back to the contract counterparty or otherwise assigned to others during this period.  Purchaser agrees to use reasonable efforts to subcharter, lease, release back to the contract counterparty or otherwise assign each supply boat to obtain commercial compensation, or reduction in payments due to the contract counterparty, during any portion of such a period when the Company Group is not utilizing such supply boat.

The Parties agree that no other amounts are payable to Purchaser by Seller as a consequence of any exercise of Preferential Rights except (x) any adjustment required pursuant to Section 7.4(c) or Section 7.4(d), (y) any payment required pursuant to Section 8.1 or Section 11.1(b)(iii) and (z) any amount payable under this Section 7.4(g).

(h)           Purchaser shall, promptly after the date hereof, prepare and submit (i) a valuation report and valuation certificate as required by applicable Law to Bursa Malaysia Securities Berhad for its approval, (ii) a draft circular as required by applicable Law to Bursa Malaysia Securities Berhad for its approval, and make any other filing or submission required by applicable Law or the rules of any stock exchange on which the shares of Purchaser or any of its Affiliates is listed or requirements of any guidelines issued by the Securities Commission Malaysia, (iii) all necessary materials to its shareholders and solicit their approval for this Agreement and every action contemplated by this Agreement for which such approval is required, accompanied by a favorable recommendation of Purchaser’s management.  Purchaser shall maintain its favorable recommendation by its Board for the transaction through the conclusion of its extraordinary general meeting with respect to such approval and shall hold such meeting promptly (as permitted by Law) after issuance of all necessary materials to its shareholders.  Purchaser shall use its best efforts to cause such shareholder approval to be obtained and delivered prior to the scheduled Closing Date under Section 4.1(a), provided that Purchaser shall not be required to make payments or undertake obligations to or for the benefit of any shareholder in order to obtain the required consents or waivers.

7.5           Notification of Breaches.  Until the Closing:

(a)           Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)           Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c)           If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, and if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

7.6           Public Announcements.  Until the Closing, no Party, nor any Affiliate of a Party, shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other.  The Parties agree that the transactions contemplated by this Agreement consist of the sale of the Shares, and no public statement or press release shall characterize the transactions contemplated hereby as a sale of the Subsidiaries or a sale of assets.  Each Party acknowledges that the other Party (or its Affiliates) intends to issue a press release concerning this Agreement shortly after the execution of this Agreement in substantially the form previously provided to and approved by the other Party.  The foregoing shall not restrict disclosures by Purchaser or Seller or any of their Affiliates (a) that are required by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates, (b) to Governmental Bodies and third Persons holding Preferential Rights or rights of consent or rights to receive notice that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to obtain waivers of such rights or such consents or to provide such notice or (c) as otherwise permitted for “Confidential Information” under the terms of the Confidentiality Agreement (regardless of whether the Confidentiality Agreement has terminated at the time in question); provided that, in each case to which such an exception applies, the releasing Party shall provide the other Party not less than twenty-four (24) hours to comment on a draft of such disclosure, and such releasing Party shall consider in good faith all comments provided by such other Party.  Seller and Purchaser shall each be liable for compliance by its respective Affiliates with the terms of this Section.

7.7           Affiliate Debt.  At or prior to the Closing, Seller and its Affiliates shall (a) cause the repayment of or capitalize any net Affiliate Debt of each Company Group Member to Seller or any of its Affiliates (other than the Company Group) and (b) distribute to Seller or repay any net Affiliate Debt of Seller or any of its Affiliates (other than the Company Group) to each Company Group Member (subject in the case of repayment to adjustment pursuant to Section 3.3(a) for any current assets resulting from such repayment and remaining in the Company at Closing).

7.8           Indemnity Regarding Access.  Purchaser agrees to indemnify, defend and hold harmless Seller, the Company Group, Seller’s other Affiliates, and all such Persons’ Representatives from and against any and all claims, liabilities, losses, costs and expenses

(including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, illness or death, or property damage, arising out of or relating to access to the Company Group, their respective Properties and Assets and to the Records and other related information prior to the Closing by Purchaser, its Affiliates, or its or their Representatives, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person.  Claims for indemnification under this Section 7.8 shall be asserted and resolved in accordance with the procedures set forth in Section 11.2.

7.9           Assumption of Obligations.  By the consummation of the transactions contemplated by this Agreement at the Closing, and without limiting the indemnification obligations of any Party under Article 11 or the obligations of either Party for Purchase Price adjustments under Section 3.3, Purchaser assumes and agrees to pay, perform and discharge all obligations of Seller or any of its Affiliates set forth on Schedule 7.9.  Seller’s sole recourse for breach of the covenants in this Section 7.9 shall be indemnification pursuant to Section 11.1(a)(i).

7.10           Employee Matters.  The provisions of Exhibit E shall apply in respect of employees of each Company Group Member or of Affiliates of Seller if designated on Schedule 7.10.

7.11           Change of Name.  On the Closing Date, Purchaser shall make the necessary filings required in each Company Group Member’s jurisdiction of organization and any other jurisdictions in which such entity is qualified to do business to eliminate the Newfield Names and any variants thereof from the name of each Company Group Member.  As promptly as practicable, but in any case within one hundred twenty (120) days after the Closing Date, Purchaser shall eliminate the Newfield Names and any variants thereof from the assets of the Company Group, and, except with respect to such grace period for eliminating existing usage, shall have no right to use the Newfield Names or any other logos, trademarks or trade names belonging to Seller or any of its Affiliates.

7.12           Replacement of Bonds, Letters of Credit and Guarantees.  The Parties understand that none of the bonds, letters of credit and guarantees posted by Seller or any of its Affiliates (other than the Company Group) with Governmental Bodies or third Persons for the benefit of any Company Group Member will be transferred to Purchaser.  On or before the Closing, Purchaser shall have obtained, or cause to have been obtained in the name of Purchaser or its Affiliates, replacements for such bonds, letters of credit and guarantees, and any other bonds, letters of credit or guarantees required to consummate the transactions contemplated by this Agreement, and shall have caused the cancellation or return of the bonds, letters of credit and guarantees posted by Seller and its Affiliates (other than the Company Group), including those set forth on Schedule 7.12, in each case effective as of the Closing.

7.13           Casualty Loss.  If any asset of any Company Group Member (other than an Excluded Asset) is damaged or destroyed by Casualty Loss after the date hereof and prior to the Closing, and the cost of restoring such damaged or destroyed asset to a condition reasonably comparable to its prior condition (net of and after giving effect to any insurance proceeds available to such Company Group Member for such restoration) (such cost, the “Restoration

Cost”) is greater than $2,500,000, Seller may elect by notice to Purchaser, after consultation with Purchaser, either (i) to reduce the amount of the Purchase Price by the estimated Restoration Cost (as estimated by a qualified firm reasonably acceptable to Purchaser and Seller and selected by Purchaser and Seller in good faith and promptly after the date of the event giving rise to the Casualty Loss), (ii) to restore, at Seller’s cost, such damaged or destroyed asset to a condition reasonably comparable to its prior condition (in which case Seller shall retain all rights to insurance and claims against third Persons with respect to the casualty), or (iii) to indemnify Purchaser through a document reasonably acceptable to Seller and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair the Assets subject to any Casualty Loss, and such Casualty Loss shall not affect the Closing.  If Seller does not provide notice of such election within sixty (60) days after the date of such Casualty Loss, Seller shall be deemed to have selected alternative (i).  In the event that the Assets are repaired or restored by Seller under clause (ii) or by Purchaser under clause (iii) and the repaired or restored Assets are upgraded from the Assets that were damaged or destroyed, Purchaser shall bear the portion of the cost of repair or restoration attributable to the upgrade.  Notwithstanding the preceding, if the Restoration Cost is in excess of 20% of the Purchase Price, either Party may, by notice to the other at least five (5) Business Days prior to Closing, elect to terminate this Agreement.  If the Restoration Cost of any Casualty Loss is $2,500,000 or less, (x) neither Purchaser nor Seller shall have the right or option to terminate this Agreement and (y) there shall be no reduction in the amount of the Purchase Price.  To the extent Seller elects to reduce the amount of the Purchase Price by the estimated Restoration Cost pursuant to this Section 7.13, Seller shall assign to Purchaser or its assignee any rights to insurance claims or recoveries available under insurance policies covering the applicable Company Group Members or any of their properties or assets with respect to the Casualty Loss (excluding insurance policies issued by Seller and its Affiliates) and all rights against third Persons with respect to the Casualty Loss.

7.14           Prohibited Payments.  With respect to the matters provided for hereunder, none of the Parties nor any of their respective Affiliates have made or will make any offer, payment, promise to pay or authorization of the payment of any money, or any offer, gift, promise to give, or authorization of giving of anything of value, directly or indirectly, to or for the use or benefit of any official or employee of a Governmental Body or public international organization or to or for the use or benefit of any candidate, political party official, or political party, unless such offer, payment, gift, promise or authorization is authorized by applicable written laws and will not violate a law applicable to either Party, including without limitation the United States Foreign Corrupt Practices Act.  Further, each of the Parties covenants that neither it nor its Affiliates will make any such offer, payment, gift, promise or authorization to for the use or benefit of any other Person where it knows or has a firm belief, or is aware that there is a high probability that the other Person will use such offer, payment, gift, promise or authorization for any of the purposes described in the preceding sentence.  Each Party shall respond promptly, and in reasonable detail, to any notice from the other Party or its auditors pertaining to the subject matter of this Section 7.14 and shall furnish documentary support for such response upon request from such other Party.

7.15           Further Assurances.  At and after the Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

7.16           Records.  Seller shall deliver the Records of the Company Group in Seller’s possession to Purchaser as promptly as practicable following the Closing Date if such Records are not present at the Company Group on the Closing Date (it being agreed that Seller may retain a copy thereof).

7.17           Seller’s Post Closing Access to Records.  Purchaser shall maintain the Records received from Seller for seven (7) years after the Closing Date and afford Seller reasonable access to the Records and to Purchaser’s and its Affiliates’ personnel who have knowledge of the Records, and a right to copy the Records at Seller’s expense as reasonably requested by Seller.  If Purchaser desires to destroy the Records within such seven (7) year period, it shall notify Seller prior to such destruction, and provide Seller an opportunity to take possession of them at Seller’s expense.  In addition, Purchaser shall afford Seller full access to records and data produced after the Closing Date and reasonably requested by Seller in connection with any post-closing settlement statement or any Dispute, claim for indemnification hereunder, or breach of representation and warranty under this Agreement (excluding, however, attorney work product and attorney-client communication entitled to legal privilege) and a right to copy such records and data at Seller’s expense.

7.18           Schedule Update.  From time to time prior to the Closing, Seller may at its option supplement or amend and deliver updates to the Seller Disclosure Schedule to include reference to any matter relating to Seller, the Company Group or the Assets which first arises or occurs after the date of this Agreement and does not represent a breach of Seller’s covenants in this Article 7, provided that any such supplement, amendment or update shall be without prejudice to and shall not limit the effect of the Fundamental Representations.

ARTICLE 8

TAX MATTERS

8.1           Liability for Taxes.

(a)           Without duplication of any other rights to recovery or indemnity set forth in this Agreement and except to the extent already taken into account in the calculation of the Effective Time Net Working Capital or otherwise having already been reflected in the calculation of the Adjusted Purchase Price, from and after Closing, Seller shall be liable for, and shall indemnify and hold harmless Purchaser, the Company, each Subsidiary and their Affiliates from and against (i) any Taxes imposed on or incurred by the Company or any Subsidiary and attributable to the Pre-Effective Time Period other than Transfer Taxes and amounts payable pursuant to Section 7.3, (ii) any Taxes of Seller or any Affiliate of Seller (other than the Company or the Subsidiaries), and (iii) any Taxes imposed on or incurred by Purchaser or any Company Group Member in respect of any Assets ceasing to be a part of the Company Group as a result of the exercise of any of the Preferential Rights in connection with the transactions contemplated by this Agreement.

(b)           From and after the Closing, Purchaser shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, (i) any Taxes imposed on or incurred by the Company or any Subsidiary and attributable to the Post-Effective Time

Period, (ii) any Taxes of Purchaser or any Affiliate of Purchaser (other than the Company and the Subsidiaries as to the Pre-Effective Time Period), and (iii) any Transfer Taxes for which Purchaser has agreed to indemnify Seller pursuant to Section 8.4, and amounts for which Purchaser has agreed to be responsible under Section 7.3, provided that nothing in this Section 8.1(b) shall require Purchaser to so indemnify and hold harmless in respect of any Taxes arising from any Asset ceasing to be a part of the Company Group as a result of the exercise of any of the Preferential Rights in connection with the transactions contemplated by this Agreement.

(c)           Any claim for indemnification under this Section 8.1 shall be resolved in accordance with the procedures and limitations set forth in Article 11 and without duplication of the rights to indemnification set forth in Article 11.

8.2           Preparation and Filing of Tax Returns.  To the extent required under applicable Law, the Parties shall prepare and file Tax Returns of or that include any Company Group Member as follows:

(a)           Consolidated Returns.  Seller shall prepare and file, or cause to be prepared and filed, in a manner consistent with past practice (except as otherwise required by Law), all consolidated, unitary or combined income Tax Returns of Seller or its parent entities that include the operations of any Company Group Member.

(b)           Separate Company Returns.  Seller shall prepare or cause to be prepared in a manner consistent with past practice (except as otherwise required by Law) and file or cause to be filed all Tax Returns for the Company Group Members for all periods ending on or prior to the Effective Time which are filed after the Closing Date.  At the request of Purchaser, Seller shall provide to Purchaser a copy of such Tax Returns.

(c)           Straddle Tax Returns.  Purchaser shall prepare or cause to be prepared in a manner consistent with past practice (except as otherwise required by Law) and file or cause to be filed any Tax Returns of the Company Group Members for periods that begin before the Effective Time and end after the Effective Time (a “Straddle Period”).  Purchaser shall deliver to Seller copies of all such Tax Returns at least thirty (30) days prior to the applicable due date for the filing of such Tax Returns (taking into account extensions).  Purchaser shall permit Seller to review and comment on all such Tax Returns prior to filing and shall not file any such Tax Returns without the consent of Seller, which consent shall not be unreasonably withheld or delayed.

(i)           For the purpose of this Agreement, Taxes arising in a Straddle Period shall be allocated among the Pre-Effective Time Period and Post-Effective Time Period as follows:

(A)           In the case of Taxes arising in a Straddle Period, except as provided in Section 8.2(c)(i)(B), the allocation of such Taxes between the Pre-Effective Time Period and the Post-Effective Time Period portions of the Straddle Period shall be made on the basis of an interim closing of the books as of the Effective Time.

(B)           In the case of any Taxes that are imposed on a periodic basis (for example, ad valorem and property taxes) and are payable for a Straddle Period, the portion of such Taxes that relates to the Pre-Effective Time Period portion of the Straddle Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Effective Time Period portion of the Straddle Period and the denominator of which is the number of days in the entire Straddle Period.  The remainder of such Taxes for the Straddle Period shall relate to the Post-Effective Time Period.

(d)           Amended Returns.  Except as required by Law, Purchaser shall not amend any Tax Return of any Company Group Member that relates to a Pre-Effective Time Period or a Straddle Period, change any Tax accounting or Tax Return filing procedures, or enter into any voluntary disclosure process for a Pre-Effective Time Period or a Straddle Period, in each case, without the prior written consent of Seller.

(e)           No Closing Date Tax Actions.  Neither Purchaser nor any of its Affiliates shall cause to be made any extraordinary transaction or event on the Closing Date that would reasonably be expected to result in any increased Tax liability for which Seller would be required to provide indemnification pursuant to this Agreement.

(f)           Cooperation.  Each of Purchaser and Seller shall provide the other Party with such information and records and make such of its officers, directors, employees, and agents available as may reasonably be requested by such other Party in connection with the preparation of any Tax Return or any audit or other proceeding with respect to any Company Group Member or the Assets.  Such cooperation and information shall include providing copies of the relevant portions of Tax Returns, together with accompanying schedules and work papers, relevant documents reflecting rulings and other determinations by Taxing authorities, and relevant records concerning the ownership and Tax basis of property, which such Party or its Affiliates may possess.

8.3           Refunds.  Seller shall be entitled to retain, or receive immediate payment from Purchaser or any of its Affiliates (including, without limitation, any Company Group Member) of, any refund or credit with respect to Taxes (including, without limitation, refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) with respect to any Tax period ending at or before the Effective Time relating to any Company Group Member.  Purchaser and Seller shall equitably apportion any refund with respect to Taxes with respect to a Straddle Period, and any credit with respect to the Straddle Period, in accordance with the principles set forth in Section 8.2(c)(i).  Purchaser agrees to provide written notice to Seller within ten (10) days after discovery of a right to claim any refund or credit with respect to Taxes to which Seller is entitled and agrees to claim any such refund on behalf of Seller as soon as reasonably possible after such discovery.

8.4           Transfer Taxes.

(a)           Except for any Taxes measured by income or capital gains of Seller, including real property gains Tax, if any, associated with this Agreement or the transactions contemplated, which shall be borne by Seller, Purchaser shall be responsible for, pay, and indemnify Seller for any Transfer Taxes associated with this Agreement or the transactions contemplated hereby.  Purchaser shall promptly file all necessary documentation and Tax Returns with respect to such Transfer Taxes and Seller shall provide such cooperation in connection with the preparation and filing of such documentation and Tax Returns as may be reasonably requested by Purchaser.

(b)           Except for any Taxes measured by income or capital gains of Seller, including real property gains Tax, if any, associated with this Agreement or the transactions contemplated, if Seller is required to pay after the Closing any Transfer Tax, or interest or penalty thereon, associated with this Agreement or the transactions contemplated hereby, Purchaser shall reimburse Seller within thirty (30) days after receipt of Seller’s written notice of the payment.  Notwithstanding anything contained in this Agreement to the contrary, Purchaser releases Seller from and, except as aforesaid, shall fully protect, defend, indemnify and hold Seller harmless from and against any and all claims (no matter when asserted) relating to, arising out of, or connected with, directly or indirectly, Transfer Tax resulting from or associated with Seller’s transfer of the Shares to Purchaser.

8.5           Tax Proceedings.  In the event Purchaser, the Company or any Subsidiary receives notice of any examination, claim, adjustment or other proceeding with respect to the liability of the Company or any Subsidiary for Taxes attributable to any period for which Seller is responsible, in whole or in part, for Taxes under the terms of Section 8.1, Purchaser shall, within twenty (20) days, notify Seller in writing thereof.  As to any such Taxes attributable to a period for which Seller is exclusively responsible, Seller shall be entitled, at its expense, to control the contest or settlement of such examination, claim, adjustment or other proceeding, provided that Seller notifies Purchaser of its desire to control or settle such contest no later than fifteen (15) days after receipt by Seller of such notice.  If Seller does not timely elect to control the contest or settlement of such examination, claim, adjustment or other proceeding, Purchaser shall, at Purchaser’s expense, control or settle such contest (subject to the limitations on settlement set forth below).  Seller and Purchaser shall cooperate with each other, and with their respective Affiliates, and will consult with each other in the negotiation and settlement of any proceeding described in this Section 8.5 that could affect the other, and neither shall agree without the prior written consent of the other to any settlement of any such proceeding which could result in an increase in the amount of Taxes of the Company or any Subsidiary for any period for which the other is responsible, in whole or in part, for Taxes under the terms of Section 8.1.  Purchaser shall provide, or cause to be provided, to Seller and its Affiliates necessary authorizations, including powers of attorney, to control any proceeding which Seller is entitled to control pursuant to this Section 8.5.

ARTICLE 9

CONDITIONS TO CLOSING

9.1           Conditions of Seller to Closing.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations.  The representations and warranties of Purchaser set forth in Article 6 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b)           Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.

(c)           Pending Litigation.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding (excluding any such matter initiated by Seller or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator.

(d)           Deliveries.  Purchaser shall have delivered to Seller the documents and certificates to be delivered by Purchaser under Section 4.3.

(e)           Government Authorizations.  The Government Authorizations set forth on Schedule 7.3 shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Body shall have occurred.

(f)           Purchaser Consents.  The consents, waivers, approvals and authorizations set forth on Schedule 6.10 shall have been duly obtained, made or given and shall be in full force and effect.

(g)           Replacement Bonds, Letters of Credit and Guarantees.  Purchaser shall have obtained the bonds, letters of credit and guarantees as required pursuant to Section 7.12.

(h)           Payment.  Purchaser shall have paid the Closing Amount less the Deposit and all interest accrued on the Deposit.

9.2           Conditions of Purchaser to Closing.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations.  The representations and warranties of Seller set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for any such breaches resulting from any actions taken after the date hereof if the actions are authorized pursuant to Article 7 and such other breaches, if any, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Performance.  Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.

(c)           Pending Litigation.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding (excluding any such matter initiated by Purchaser or its Affiliates) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator.

(d)           Government Authorizations.  The Government Authorizations set forth on Schedule 7.3 shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Body shall have occurred.

(e)           Purchaser Consents.  The consents, waivers, approvals and authorizations set forth on Schedule 6.10 shall have been duly obtained, made or given and shall be in full force and effect.

(f)           Deliveries.  Seller shall have delivered to Purchaser duly executed counterparts of the documents and certificates to be delivered by Seller under Section 4.2.

ARTICLE 10

TERMINATION

10.1           Termination.  This Agreement may be terminated at any time prior to Closing:

(a)           by the mutual prior written consent of Seller and Purchaser;

(b)           by either Seller or Purchaser, if Closing has not occurred on or before April 30, 2014,  provided, however, that no Party shall be entitled to terminate this Agreement under this Section 10.1(b) if the Closing has failed to occur because such Party failed to perform or observe in any material respect its covenants and agreements hereunder;

(c)           by either Party in accordance with Section 7.13; or

(d)           by Seller if Purchaser has failed to pay the full amount of the Deposit within ten (10) Business Days after the date hereof in accordance with Section 3.2(a).

The Party desiring to terminate this Agreement pursuant to Sections 10.1(a), (b), or (c)  shall give written notice of such termination to the other Party hereto specifying the provision hereof pursuant to which such termination is made.

10.2           Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 3.2, 5.12, 6.5, 7.2 (the last sentence only), 7.6, 7.8, 7.14 and this Section 10.2, and Article 1 and Article 12, and of the Confidentiality Agreement which shall continue in full force and effect).  Upon termination of this Agreement, the Deposit and all interest accrued on the Deposit shall be handled in the manner set forth in Section 3.2.  Notwithstanding anything to the contrary contained in this Agreement, the termination of this Agreement under Section 10.1(b) shall not relieve any Party from liability for any breach of its agreements or covenants which are to be performed or observed at or prior to Closing such that the conditions set forth in Section 9.1(b) or Section 9.2(b), as applicable, are not satisfied.  In the event this Agreement terminates under Section 10.1(b) and any such condition relating to the agreements or covenants of a Party contained herein which are to be performed or observed at or prior to Closing is not satisfied as a result of a breach or breaches by such Party, then the other Party shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which such Party may be entitled.

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

11.1           Indemnification.

(a)           From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Damages incurred or suffered by Seller:

(i)           caused by or arising out of the activities, operations or assets of the Company Group Members whether before, at or after the Effective Time;

(ii)           caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7;

(iii)           caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 4.3(e); or

(iv)            arising out of or relating to the preparation and submission of the valuation report and valuation certificate, circular and other filings, submissions and materials, and solicitation of the approvals, referred to in Section 7.4(h), even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, but excepting in each case (x) Damages (other than in the case of Section 11.1(a)(iv)) against which Seller would be required to indemnify Purchaser under Section 11.1(b) at the time the Claim Notice is presented by Seller and (y) Damages caused by the willful misconduct or fraud of Seller.

(b)           From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser against and from all Damages incurred or suffered by Purchaser:

(i)           caused by or arising out of or resulting from Seller’s breach of any of Seller’s covenants or agreements contained in Article 7;

(ii)           caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 5 of this Agreement, or in the certificate delivered by Seller at Closing pursuant to Section 4.2(f); or

(iii)           caused by or arising out of or resulting from any claim, action, suit or proceeding by a third Person holder of a Preferential Right alleging a breach of such Preferential Right in connection with the transactions contemplated by this Agreement, even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, but excepting in each case Damages caused by the willful misconduct or fraud of Purchaser.

(c)           Notwithstanding anything to the contrary contained in this Agreement, this Section 11.1 (and, as applicable, Section 11.3(e)) contains the Parties’ exclusive remedies against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Article 5, Article 6 and Article 7 (excluding the last sentence of Section 7.2, and Section 7.6, Section 7.11, Section 7.14, Section 7.16 and Section 7.17, for which specific performance, injunction and other equitable remedies will also be available) and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at the Closing pursuant to Sections 4.2(f) or 4.3(e), as applicable (subject to the stated exclusions, the “Exclusive Representations and Covenants”).  Except for the remedies contained in this Section 11.1 (and, as applicable, Section 11.3(e)), and any other remedies available to the Parties at law or in equity for breaches of the provisions of this Agreement other than the Exclusive Representations and Covenants, Seller and Purchaser each release, remise and forever discharge the other and its or their Affiliates and all such Parties’ officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement, Seller’s ownership of the Shares, the activities, operations or assets of the Company Group, whether before or after the Effective Time, or the use, condition, quality, status or nature of the Assets, including, without limitation, rights to contribution under any Law, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and rights of contribution, rights under agreements between any Company Group Member and Seller or any Affiliates of Seller, and rights under insurance maintained by Seller or any of its Affiliates (other than the Company Group), even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any released Person.

(d)           Sections 11.1(a), 11.1(b), 11.1(e), 11.3(c) and 11.3(d) shall not apply to the indemnities in Article 8, and provided without limiting the preceding that there shall be no duplication of remedies for the same liability, loss, cost, expense, claim, award or judgment between this Article 11 and Article 8. This Article 11 shall not apply to matters with respect to and to the extent for which an adjustment to the Purchase Price is made under Section 3.3 (including the adjustment for breach of Section 5.8(a) as described in Section 11.3(e) below).

(e)           “Damages,” for purposes of this Article 11, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including the costs of enforcement of the indemnity and, in the case of Third Party Claims but not other indemnification claims, (i) reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and (ii) the costs of investigation and/or monitoring of such matters.  No Indemnified Person shall be entitled to indemnification under this Section 11.1 for, and “Damages” shall not include, (A) loss of profits, whether direct or consequential, or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (other than loss of profits, consequential damages or punitive damages claimed by Persons other than Indemnified Persons for which an Indemnified Person has been held liable, to the extent such liability was not caused by the fraud or willful misconduct of the Indemnified Person), (B) any Taxes that may be assessed on payments made under this Article 11 or the loss, reduction or limitation of any Tax benefits to which the Indemnified Person may be entitled (nor shall any offset be made for Tax benefits to which the Indemnified Person becomes entitled as a consequence of the liability, loss, cost, expense, claim, award or judgment), and (C) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or to the extent increased by the actions or omissions of any Indemnified Person after the Closing Date.

(f)           The indemnity in favor of each Party provided in this Section 11.1 shall be for the benefit of and extend to such Party’s present and former Affiliates (and, with respect to the indemnity in Section 11.1(b)(iii), shall be for the benefit of and extend to the Company Group Members becoming Purchaser’s Affiliates following Closing) and its and their directors, officers, employees, and agents.  Any claim for indemnity under this Section 11.1 by any such Affiliate, director, officer, employee, or agent must be brought and administered by a Party to this Agreement.  No Indemnified Person other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 11.1 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.1(f).  Seller and Purchaser may each elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Person affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

(g)           In addition to the other limitations set forth in this Agreement and notwithstanding anything in this Agreement to the contrary, with respect to any Damages (i) relating to any breach of any representation or warranty set forth in Section 5.15; or (ii) otherwise arising out of or relating to Environmental Laws (“Environmental Damages”), Seller shall have no obligation to indemnify, defend or hold harmless Purchaser for any Environmental Damage (A) that arises out of a Third Party Claim that is instigated or encouraged by Purchaser, its successors or assigns or their respective Affiliates, agents or representatives; (B) that would not have arisen but for any intrusive investigation or any disclosure to a third Person (including a Governmental Body) by or on behalf of Purchaser, its successors or assigns or their respective Affiliates, agents or representatives, except to the extent such investigation or disclosure was required by applicable Environmental Laws; (C) to the extent such Environmental Damage exceeds the cost of implementing the least restrictive standard or remedy that complies with applicable Environmental Laws (including, where applicable, engineering or institutional controls or any less stringent standards or remedies resulting from site specific risk assessments) based on an industrial use of the relevant facility or property; and (D) to the extent that Purchaser, its successors, assigns or their respective Affiliates, agents or representatives or any other Person after Closing contributed to or exacerbated the condition or circumstance forming the basis of such Environmental Damage.

(h)           The Parties shall treat, for Tax purposes, any amounts paid under this Article 11 as an adjustment to the Purchase Price.

11.2           Indemnification Actions.  All claims for indemnification under Section 11.1 or Section 7.8 shall be asserted and resolved as follows:

(a)           For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Article 11.

(b)           To make a claim for indemnification under Section 11.1, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 11.2 in writing, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Third Party Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Person to give notice of a Third Party Claim as provided in this Section 11.2 shall not relieve the Indemnifying Person of its obligations under Section 11.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Party Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Third Party Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)           In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Third Party Claim under this Article 11.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder.  The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)           If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim, and shall have full control of such defense and proceedings, including any compromise or settlement thereof, provided that if the Third Party Claim consists of a criminal proceeding or regulatory proceeding with potential criminal sanctions by any Governmental Body against the Indemnified Person, the Indemnified Person shall have the option, by notice to the Indemnifying Person within the thirty (30) day period set forth in Section 11.2(c), to control such defense and proceedings.  If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Party Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person).  The Indemnified Person may at its own expense participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Person pursuant to this Section 11.2(d).  An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Third Party Claim or consent to the entry of any judgment with respect thereto which (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability with respect to the Third Party Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e)           If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Party Claim, then the Indemnified Person shall have the right to defend against the Third Party Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Third Party Claim, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Party Claim and (ii) if its obligation is so admitted, assume the defense of the Third Party Claim and reject the proposed settlement.  If the Indemnified Person settles any Third Party Claim, other than a Third Party Claim consisting of a criminal proceeding or regulatory proceeding with potential criminal sanctions by any Governmental Body against the Indemnified Person, over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing and assumed the defense of a Third Party Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f)           In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide such indemnification hereunder.

11.3           Limitation on Actions.

(a)           The representations and warranties of the Parties in Article 5 and Article 6 (other than the Fundamental Representations and the representations and warranties in Section 5.14) and the covenants and agreements of the Parties in Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.7, 7.12, 7.16, and 7.18 and the corresponding representations and warranties given in the certificates delivered at the Closing pursuant to Sections 4.2(f) and 4.3(e), as applicable, shall survive the Closing for a period of one (1) year (unless a shorter period is expressly provided within the applicable section), except that the representations and warranties in Section 5.15 shall survive closing for a period of eighteen (18) months.  The Fundamental Representations, the representations and warranties of Seller in Section 5.14, and the corresponding representations and warranties given in the certificates delivered at the Closing pursuant to Sections 4.2(f) and 4.3(e), as applicable, shall survive the Closing indefinitely.   The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein.  Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b)           The indemnities in Section 8.1 and Sections 11.1(a)(i), 11.1(a)(iv) and 11.1(b)(iii) shall continue without time limit.  The indemnities in Sections 11.1(a)(ii), 11.1(a)(iii), 11.1(b)(i) and 11.1(b)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification thereunder, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date.

(c)           Seller shall not have any liability for any indemnification under Sections 11.1(b)(i) or 11.1(b)(ii): (i) for any Damages with respect to any occurrence, claim, award or judgment that do not individually exceed $500,000 (the “Individual Claim Threshold”); or (ii) unless and until the aggregate Damages for which Claim Notices for claims meeting the Individual Claim Threshold are delivered by Purchaser exceed $13,470,000, and then only to the extent such Damages exceed $13,470,000, provided that this Section 11.3(c) shall not limit Seller’s liability with respect to any claims under (A) Section 11.1(b)(i) for any breach by Seller of Section 7.4(g), (B) Section 11.1(b)(ii) for any breach by Seller of a Fundamental Representation or Section 5.31, or (C) for the avoidance of doubt, Section 11.1(b)(iii).

(d)           Notwithstanding anything to the contrary contained in this Agreement, Seller shall not collectively be required to indemnify Purchaser under this Article 11 for aggregate Damages in excess of $179,600,000, provided that this Section 11.3(d) shall not limit Seller’s liability with respect to any claims under (i) Section 11.1(b)(ii) for any breach by Seller of a Fundamental Representation or (ii) Section 11.1(b)(iii).

(e)           Notwithstanding anything to the contrary contained in this Agreement, the sole remedy for Seller’s breach of its representation and warranty in Section 5.8(a) shall be the adjustment to the Purchase Price provided in Section 3.3(a).

(f)           The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance or indemnification proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten, or indemnity granted, by the Indemnified Person or its Affiliates).

(g)           Any Indemnified Person that becomes aware of a loss for which it seeks indemnification shall be required to use commercially reasonable efforts to mitigate the loss, including taking any actions reasonably requested by the Indemnifying Party, and an Indemnifying Party shall not be liable for any loss to the extent that it is attributable to the Indemnified Party’s failure to use commercially reasonable efforts to mitigate.

(h)           In no event shall any Indemnified Person be entitled to duplicate compensation with respect to the same Damage, liability, loss, cost, expense, claim, award or judgment under more than one provision of this Agreement and the various documents delivered in connection with the Closing.

(i)           Seller shall not have any liability for any breach of Sections 5.13, 5.15, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22, 5.23, 5.28, 5.29, 5.31 or 7.1(a) of this Agreement or the corresponding representation, warranty or covenant given in any certificate relating hereto delivered by or on behalf of Seller if Purchaser as an existing owner or operator of an interest in properties comprising the Assets had knowledge of the facts causing such breach as of the date of execution of this Agreement.

(j)           Purchaser shall not have any liability for any indemnification under (i) Section 11.1(a)(ii) for any breach by Purchaser of Section 7.3 or 7.5 or (ii) Section 11.1(a)(iii) for any breach by Purchaser of Section 6.4, 6.5, 6.6 or 6.10: (A) for any Damages with respect to any occurrence, claim, award or judgment that do not individually exceed the Individual Claim Threshold; or (B) unless and until the aggregate Damages for which Claim Notices for claims meeting the Individual Claim Threshold are delivered by Seller exceed $13,470,000, and then only to the extent such Damages exceed $13,470,000.

(k)           Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not collectively be required to indemnify Seller under (i) Section 11.1(a)(ii) for any breach by Purchaser of Section 7.3 or 7.5 or (ii) Section 11.1(a)(iii) for any breach by Purchaser of Section 6.4, 6.5, 6.6 or 6.10 for aggregate Damages in excess of $179,600,000.

ARTICLE 12

MISCELLANEOUS

12.1           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Any signature of this Agreement delivered by a Party by facsimile or scanned document transmitted by email shall be deemed to be an original signature for all purposes.

12.2           Notice.  All notices which are required or may be given pursuant to this Agreement must be given in writing and delivered personally, by facsimile, by scanned document transmitted by email or by registered or certified mail, postage prepaid, as follows:

If to Seller:

Newfield International Holdings Inc.
c/o Newfield Exploration Company
4 Waterway Square Place
Suite 100
The Woodlands, Texas 77380 USA
Attn: Larry S. Massaro
Facsimile: 281-210-5101
Email: lmassaro@newfield.com

With a copy to:

Newfield International Holdings Inc.
c/o Newfield Exploration Company
4 Waterway Square Place
Suite 100
The Woodlands, Texas 77380 USA
Attn: John D. Marziotti, General Counsel
Facsimile: 281-210-5101
Email: jmarziotti@newfield.com

With a copy to:

Morgan, Lewis & Bockius LLP
1000 Louisiana, Suite 4000
Houston, Texas 77002 USA
Attn: David F. Asmus
Facsimile: 1-713-890-5001
Email: dasmus@morganlewis.com

If to Purchaser:

SapuraKencana Petroleum Berhad
Level 6, Menara SapuraKencana Petroleum
Solaris Dutamas, 1, Jalan Dutamas 1
50480 Kuala Lumpur
Malaysia.
Attn: Mohammad Affendi Yusoff, Company Secretary
Facsimile: +603 -6209 7600
Email: affendi.yusoff@sapurakencana.com

With a copy to:

SapuraKencana Petroleum Berhad
Level 15, Menara SapuraKencana Petroleum
Solaris Dutamas, 1, Jalan Dutamas 1
50480 Kuala Lumpur
Malaysia.
Attn: Nik Azli Abu Zahar, Group Legal Head
Facsimile: +603 6209 7600
Email: nikazli.zahar@sapurakencana.com

and

SapuraKencana Petroleum Berhad
Suite 20-09, Level 20. G Tower
199 Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Attn: Haida Shenny Hazri, SGM Commercial, EJV Division
Facsimile: +603 2788 2770
Email: haida.hazri@sapurakencana.com

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3           Expenses.  Except as provided in Sections 4.4(b), 7.3 and 8.4, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including, without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

12.4           Governing Law.  The laws of the State of Texas (without giving effect to its conflicts of laws principles) govern all matters arising out of or relating to this Agreement, including its validity, interpretation, construction, performance and enforcement.

12.5           Arbitration.

(a)           The Parties shall attempt to resolve any Dispute promptly by negotiation between representatives who have authority to settle the Dispute.  Either Party may give the other Party written notice (a “Dispute Notice”) of any Dispute not resolved in the normal course of business.  Within twenty (20) days after delivery of the Dispute Notice, the receiving Party shall submit to the other Party a written response.  The Dispute Notice and response shall include (i) a statement of that Party’s position and a summary of arguments supporting that position, and (ii) the name and title of that Party’s representative and of any other Person who will accompany the representative.  Within thirty (30) days after delivery of the Dispute Notice, the representatives of both Parties shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the Dispute.  All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

(b)           If a Dispute has not been resolved within sixty (60) days after delivery of a Dispute Notice pursuant to Section 12.5(a), then either Party (the “Claimant”) may submit such Dispute in writing (the “Initiation Request”) to binding arbitration in accordance with the LCIA Arbitration Rules then in effect (the “LCIA Rules”).

(c)           The arbitration will be conducted before a panel that shall consist of two (2) Party-appointed arbitrators, one (1) appointed by each Party, and a third neutral arbitrator who shall chair the panel.  Unless expressly provided otherwise in this Agreement, arbitrators must be lawyers having not less than ten (10) years experience in merger and acquisition transactions.  No arbitrator may be a current or former employee of a Party or any of its Affiliates.  The Claimant shall name its appointed arbitrator in the Initiation Request.  The other Party shall select its arbitrator and notify the Claimant and LCIA of its selection within thirty (30) days of receipt of the Initiation Request.  The two (2) Party-appointed arbitrators so chosen shall select a third arbitrator.  If either Party fails to appoint its Party-appointed arbitrator within the time permitted or the two (2) Party-appointed arbitrators are unable to agree on a third arbitrator within thirty (30) days from the date the second arbitrator has been appointed, then, at either Party’s request, the missing arbitrator shall be selected by the LCIA, with due regard given to the selection criteria above and input from the Parties and other arbitrators.  The LCIA shall select any missing arbitrator not later than ninety (90) days from the date of the Initiation Request.  If any arbitrator should die, withdraw or otherwise become incapable of serving, a successor arbitrator shall be appointed in the same manner as the original arbitrator.

(d)           The arbitration shall proceed under the LCIA Rules.  The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding.  Unless the Parties otherwise agree, the arbitrators shall require witnesses to testify under oath or affirmation and witnesses shall be subject to cross-examination.  The arbitrators’ award shall be in writing and shall be a reasoned award.  The Parties expressly covenant and agree to be bound by the award of the arbitrators as a final determination of the matter in dispute, and a judgment thereon may be entered in any court of competent jurisdiction.  In rendering an award, the arbitrators shall abide by (i) the terms and conditions of this Agreement and (ii) the Laws of the State of Texas.  The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement.  The arbitrators may award equitable relief, such as specific performance, as well as monetary damages for any Party’s breach of such Party’s obligations under this Agreement, but in no event may the arbitrators award consequential, punitive or exemplary damages.  If the LCIA Rules are in conflict with this Section 12.5, the provisions of this Section 12.5 shall prevail.

(e)           The legal seat of the arbitration and the hearing shall be in London, England and the language to be used in the arbitration proceedings will be English.

(f)           Legal professional privilege, including privileges protecting attorney-client communications and attorney work product of each Party from compelled disclosure or use in evidence, legal advice privilege and litigation privilege, as recognized by the Laws governing each Party’s relationship with its counsel, shall apply to and be binding in any proceeding conducted under this Section 12.5.

(g)           Each Party, as to itself (and, as to its Affiliates that are beneficiaries of or bound by the terms of this Agreement) and its (and their) assets, hereby irrevocably and unconditionally waives any right of immunity and agrees not to claim or assert any immunity with respect to this Agreement, whether arising by statute or otherwise, which it may have or may subsequently acquire, including immunity from legal process (including service of process or notice, pre-judgment or pre-award attachment, attachment in aid of execution, or otherwise), immunity from jurisdiction or judgment of any court, arbitrator or tribunal (including any objection or claim on the basis of inconvenient forum), and immunity from enforcement or execution of any award of judgment or any other remedy.

(h)           The arbitration panel may apportion the costs of arbitration between the Parties in such manner as it deems reasonable, taking into account the circumstances of the Dispute, the conduct of the Parties and the result of arbitration.  The arbitration panel shall be empowered and directed to enter an award by default against any Party to the arbitration who declines to pay when required by the arbitration panel its share of such fees and costs.  In addition, the arbitration panel, shall be entitled to award to a Party such Party’s reasonable attorneys’ fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Section 12.5(h), incurred in connection with such Party’s preparation for and participation in the arbitration.

(i)           All aspects of the arbitration shall be confidential, and the Parties and arbitrators shall maintain the confidentiality of all information related to the proceedings, including but not limited to discovery, testimony and other evidence, briefs and the award, and shall not disclose the same to any Person except as expressly authorized in this Section.  Upon motion of either Party, and for good cause shown, the arbitrators may make any order justice requires to protect a Party from the disclosure of proprietary, privileged or confidential business information, including that depositions, exhibits and other documents filed with the arbitrators or transcripts of the hearing be sealed and not be disclosed except as specified by the arbitrators.  Notwithstanding the foregoing, each Party shall be entitled to disclose such information (i) to its Affiliates and its and their directors, officers, employees, agents and attorneys, (ii) to financial or lending institutions, outside auditors, insurers, and entities involved in negotiation or bidding for the acquisition of a Party or its Affiliates or any of its or their assets, provided that such Person is bound by a written agreement to keep such information confidential, (iii) as may be required by Law or by the rules of any stock exchange applicable to such Person or its Affiliates, or as part of such Party’s or its Affiliates’ good faith effort to comply with disclosure obligations under any of the same, or (iv) as may be necessary or desirable to enforce such Party’s rights hereunder.

(j) To the extent permitted by law, each Party waives any right to appeal or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award, or to refer any question of law or fact, before any court or governmental authority. Without prejudice to the foregoing, each Party agrees to exclude any right to appeal any question of law to the courts of England under Sections 45 or 69 of the United Kingdom Arbitration Act of 1996. The Parties further waive the application of (i) Article 22.1(g) of the LCIA Rules (regarding the power of an arbitral tribunal to order correction of a contract), (ii) Article 25.1(a) of the LCIA Rules (regarding the power of the arbitral tribunal to order respondent parties to provide security for claims), and (iii) Article 25.1(c) of the LCIA Rules, but only to the extent that that Article would allow the arbitral tribunal to order a provisional payment of money from one Party to the other prior to the award.

(k) Following delivery of the Dispute Notice, and prior to the appointment of all arbitrators, nothing contained herein shall prevent a Party from applying to a court that would otherwise have jurisdiction for provisional or interim measures. After the arbitrators have been appointed, they shall have sole jurisdiction to hear such applications, except that any measure ordered by the arbitrators may be immediately and specifically enforced by a court otherwise having jurisdiction over the Parties.

12.6           Captions.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.7           Waivers.  Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived by the Party or Parties to whom such compliance is owed by an instrument signed by such Party or Parties and expressly identified as a waiver, but not in any other manner.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.8           Assignment.

(a)           Subject to Section 12.8(b) and Section 12.8(c), no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party, and any assignment or delegation made without such consent shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

(b)           Purchaser shall be entitled to assign or delegate all of its rights and duties under this Agreement to any direct or indirect wholly-owned subsidiary Affiliate of Purchaser (a “Nominated Affiliate”), provided that, in the event of such assignment or delegation, Purchaser shall remain liable for all of its duties, liabilities and obligations under this Agreement, and Purchaser hereby guarantees to Seller the performance by such Nominated Affiliate of all such duties, liabilities and obligations, until such time as Seller consents otherwise in writing.

(c)           With the prior written approval of Seller, which Seller may withhold in its sole discretion, Purchaser (and any Nominated Affiliate) shall be entitled to assign or delegate all of its rights under this Agreement to a Person who has a Malaysian credit rating of BBB or is listed on a recognized stock exchange with a market capitalization of not less than US$1,000,000,000.

12.9           Entire Agreement.  The Confidentiality Agreements, this Agreement and the documents to be executed hereunder and the Exhibits, Attachments and Schedules attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

12.10           Amendment.  This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

12.11           Rights of Third Persons.  Nothing in this Agreement, express or implied, shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind, excepting those Persons expressly entitled to indemnification pursuant to Section 7.8 or Section 11.1(f).  The Parties reserve the right to rescind, waive or vary the terms of this Agreement without notice to or the consent of any such third Person, even if, as a result, such third Person’s right to enforce a term hereof will be varied or extinguished.

12.12           References.  In this Agreement:

(a)           References to any gender includes a reference to all other genders;

(b)           References to the singular includes the plural, and vice versa;

(c)           Reference to any Article or Section means an Article or Section of this Agreement;

(d)           Reference to any Exhibit or Schedule means an Exhibit, Attachment or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)           Unless expressly provided to the contrary, “hereunder,” “hereof,” “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(f)           “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

12.13           Construction.  Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Company and the Shares as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the value, operation and suitability of the assets of the Company Group.  Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  Based on the foregoing, any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

12.14           Limitation on Damages; Specific Performance.

(a)           Notwithstanding anything to the contrary contained in this Agreement, except in connection with (i) breach of Section 7.6 or the confidentiality obligations in Section 7.2, in each case occurring prior to Closing, and (ii) any such damages claimed by Persons other than the Parties or their Affiliates for which indemnification is available under the terms of this Agreement, none of Purchaser, Seller or any of their respective Affiliates shall be entitled to consequential, punitive or exemplary damages in connection with this Agreement and the transactions contemplated hereby and, except as otherwise provided in this sentence, Purchaser and Seller, for themselves and on behalf of their Affiliates, hereby expressly waive any right to consequential, punitive or exemplary damages in connection with this Agreement and the transactions contemplated hereby.

(b)           The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Purchaser in accordance with their specific terms or were otherwise breached by Purchaser.  The Parties accordingly agree that, prior to the termination of this Agreement pursuant to Section 10.1, in addition to any other remedy to which Seller is entitled at law or in equity, Seller is entitled to injunctive relief to prevent breaches of this Agreement by Purchaser and otherwise to enforce specifically the provisions of this Agreement against Purchaser.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties hereto on the date first above written.

SELLER:

NEWFIELD INTERNATIONAL HOLDINGS INC.

By: /s/ Lawrence S. Massaro
Name: Lawrence S. Massaro
Title:   Vice President

PURCHASER:

SAPURAKENCANA PETROLEUM BERHAD

By: /s/ Tan Sri Dato´ Seri Shahril Shamsuddin
Name:  Tan Sri Dato´ Seri Shahril Shamsuddin
Title:    President and Group CEO

[Signature Page to Share Purchase Agreement]

Exhibit A

Definitions

“Accounting Firm” has the meaning set forth in Section 4.4(b).

“Adjusted Purchase Price” has the meaning set forth in Section 3.3.

“Affiliate” with respect to any Person, means any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise.

“Affiliate Debt” means any indebtedness for borrowed money (including any Intergroup Advance in the nature of debt) between (i) any Company Group Member and (ii) any of its Affiliates other than a Company Group Member, but excluding, for the avoidance of doubt, accounts receivable or payable with respect to purchases of goods or services from or sale of goods or services to an Affiliate.

“Agreed Interest Rate” means interest at the rate per annum equal to the one (1) month term, London Interbank Offered Rate (LIBOR) for U.S. dollar deposits as published in The Wall Street Journal plus one (1) percent, applicable on the first Business Day prior to the due date of payment and thereafter on the first Business Day of each succeeding calendar month.  If the aforesaid rate is contrary to any applicable usury Law, the rate of interest to be charged shall be the maximum rate permitted by such applicable Law.

“Agreement” has the meaning set forth in the Preamble.

“Allocated Value” has the meaning set forth in Section 3.4.

“Asset Purchase Agreement” means a form of asset purchase agreement substantially in the form of Exhibit I.

“Assets” means all of the Company Group’s right, title and interest in and to assets, including:

(A)           the Petroleum Contracts;

(B)           all oil, gas, condensate, water, CO2 or injection wells located in the Contract Areas (the “Wells”);

(C)           all units including any portion of a Contract Area (the “Units”, and together with the Petroleum Contracts and the Wells, the “Properties”);

(D)           all presently existing contracts, agreements and instruments to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, including but not limited to, operating agreements (including the Joint Operating Agreements), unitization agreements, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, participation agreements, cost sharing agreements, tie-in agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, but excluding any contracts, agreements and instruments to the extent that under an agreement with a Person other than Seller or any of its Affiliates, or by applicable Law, such contracts, agreements and instruments can no longer be held by or disclosed to any Company Group Member, or become subject to a payment of an additional fee, following a change in ownership of such Company Group Member through a direct or indirect sale of equity ownership, and for which no consent to change of ownership has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable (subject to such exclusions, the “Contracts”);

(E)           all easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use in connection with, the Properties, but excluding any permits and other appurtenances to the extent that under the terms of such instrument, or by applicable Law, such surface rights can no longer be held by or disclosed to any Company Group Member, or become subject to a payment of an additional fee, following a change in ownership of such Company Group Member through a direct or indirect sale of equity ownership, and for which no consent to change in ownership has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(F)           all platforms, FPSOs, FSOs, risers, flowlines, subsea production systems and other equipment, machinery, tools, fixtures, facilities, and tangible personal property and improvements located on the Properties or used or held for use in connection with the operation of the Properties or the production of Hydrocarbons from the Properties;

(G)           all supply boats, other vessels and vehicles used or held for use in connection with the production, transportation and disposition of Hydrocarbons from or allocated to the Properties;

(H)           all shorebases, warehouses and yards used or held for use in connection with the production, transportation and disposition of Hydrocarbons from or allocated to the Properties;

(I)           the office leases or buildings, if any, owned by any Company Group Member, and the furniture, office equipment, and computers and related peripheral equipment located in those offices and buildings;

(J)           all Permits issued by any Governmental Body relating to the other Assets;

(K)           Hydrocarbons, including condensate, produced from or attributable to the Properties and owned by any Company Group Member at the time in question; and

(L)           the Records relating to the other Assets.

“Assignment - Shares” means a form of deed of assignment with respect to the transfer of Shares contemplated by this Agreement, in substantially the form of Exhibit C.

“Authorized Officer” means, with respect to any act to be performed or duty to be discharged by any Person which is not an individual, any officer or other representative thereof then authorized to perform such act or discharge such duty.

“Block AAKBNLP Contract” means the Contract by and between PETRONAS, PETRONAS Carigali and Newfield Peninsula, dated March 1, 2004, regarding Block AAKBNLP.

“Block Deepwater 2C Contract” means the Contract by and between PETRONAS, Mitsubishi Corporation, PETRONAS Carigali and Newfield Sarawak, dated May 25, 2004, as amended, regarding Block Deepwater 2C.

“Block PM 318 Contract” means the Contract by and between PETRONAS, PETRONAS Carigali and Newfield Peninsula, dated May 25, 2004, regarding Block PM 318.

“Block PM 323 Claim” has the meaning set forth in Section 2.2(f).

“Block PM 323 Contract” means the Contract by and between PETRONAS, PETRONAS Carigali and Newfield Peninsula, dated June 15, 2005, regarding Block PM 323.

“Block PM 329 Contract” means the Contract by and between PETRONAS, PETRONAS Carigali and Newfield Peninsula, dated December 9, 2008, regarding Block PM 329.

“Block SK 310 Contract” means the Contract by and between PETRONAS, Mitsubishi Corporation, PETRONAS Carigali and Newfield Sarawak, dated June 17, 2008, as amended, regarding Block SK 310.

“Block SK 319 Contract” means the Contract by and between PETRONAS, Sarawak Shell Berhad, PETRONAS Carigali and Newfield Sarawak, dated September 28, 2012, regarding Block SK 319.

“Block SK 408 Contract” means the Contract by and between PETRONAS, Sarawak Shell Berhad, PETRONAS Carigali and Newfield Sarawak, dated December 12, 2012, regarding Block SK 408.

 “Block Tembungo Contract” means the Contract by and between PETRONAS, PETRONAS Carigali and Newfield Sabah, dated March 31, 2005, regarding Block Tembungo.

 “Business Day” means each calendar day except Saturdays, Sundays, and any other day on which banks are generally closed for business in Houston, Texas or Kuala Lumpur, Malaysia.

“Casualty Loss” means physical damage to any of the Assets from an individual event that (i) occurs between execution of this Agreement and the Closing, (ii) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment, and infrastructure, downhole failure (including (x) failures arising or occurring during drilling or completing operations, (y) junked or lost holes, or (z) sidetracking or deviating a well) or reservoir changes, and (iii) has an adverse effect on the value of the affected assets in an amount that exceeds $2,000,000 net to the interest of the applicable Company Group Member.

“Claim Notice” has the meaning set forth in Section 11.2(b).

“Claimant” has the meaning set forth in Section 12.5(b).

“Closing” has the meaning set forth in Section 4.1(a).

“Closing Amount” has the meaning set forth in Section 4.4(a).

“Closing Date” has the meaning set forth in Section 4.1(b).

“Company” has the meaning set forth in the Recitals.

“Company Group” means the Company and the Subsidiaries.

“Company Group Member” means any member of the Company Group.

“Confidentiality Agreement” has the meaning set forth in Section 7.2.

“Contract Area” means, with respect to any Petroleum Contract, the area from time to time subject to such Petroleum Contract.

“Contracts” has the meaning set forth in the definition of “Assets”.

“Creditors’ Process” means any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affecting any material part of the assets of a Person which is not discharged within fourteen (14) days.

“Damages” has the meaning set forth in Section 11.1(e).

“Default Interest Rate” means interest at the rate per annum equal to the one (1) month, London Interbank Offered Rate (LIBOR) for U.S. dollar deposits as published in The Wall Street Journal plus four (4) percentage points, applicable on the first Business Day prior to the due date of payment and thereafter on the first Business Day of each succeeding calendar month.  If the aforesaid rate is contrary to any applicable usury Law, the rate of interest to be charged shall be the maximum rate permitted by such applicable Law.

“Deposit” has the meaning set forth in Section 3.2(a).

“Designated Expatriate Employees” means those employees of Seller and its Affiliates (excluding the Company Group) listed on Schedule 7.10, to whom Purchaser is authorized to make an offer under the terms of Exhibit E.

“Dispute” means any dispute, controversy or claim and other matter in question arising out of or relating to this Agreement, including any dispute as to the interpretation, construction, validity, enforceability, breach, or termination hereof.

“Dispute Notice” has the meaning set forth in Section 12.5(a).

“Effective Time” means 12:01 a.m., United States of America Central time, on July 1, 2013.

“Effective Time Net Working Capital” means the aggregate current assets of the Company Group minus the aggregate current liabilities of the Company Group, in each case calculated as of the close of business on the date immediately preceding the Effective Time in accordance with the definitions and procedures set forth in Schedule 1.1(a).

“Employee Plans” has the meaning set forth in Section 5.11.

“Encumbrance” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance.

“Enforceability Exceptions” has the meaning set forth in Section 5.3.

“Environmental Damages” has the meaning set forth in Section 11.1(g).

“Environmental Laws” means all Laws as of the date hereof of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment and all regulations implementing the foregoing.

“Escrow Account” has the meaning set forth in Section 3.5(a).

“Escrow Agent” has the meaning set forth in Section 3.5(a).

“Escrow Agreement” has the meaning set forth in Section 3.5(a).

“Escrow Amount” has the meaning set forth in Section 7.4(d).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Records” has the meaning set forth in the definition of “Records.”

“Exclusive Representations and Covenants” has the meaning set forth in Section 11.1(c).

“Financial Statements” has the meaning set forth in Section 5.8(a).

“Fundamental Representations” means, collectively, the representations and warranties of the Parties in Sections 5.1, 5.2, 5.3, 5.5, 5.6, 5.24, 6.1, 6.2 and 6.3.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Government Authorizations” has the meaning set forth in Section 7.3.

“Governmental Body” means any domestic or foreign national, state, local, municipal, or other government, and any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hydrocarbons” means “Petroleum”, as such term is defined in the applicable Petroleum Contracts.

“Indemnified Person” has the meaning set forth in Section 11.2(a).

“Indemnifying Person” has the meaning set forth in Section 11.2(a).

“Individual Claim Threshold” has the meaning set forth in Section 11.3(c).

“Initial Deposit” has the meaning set forth in Section 3.2(a).

“Initiation Request” has the meaning set forth in Section 12.5(b).

“Insolvency Event” means, with respect to any Person: (a) such Person is the subject of an Insolvency Proceeding; (b) a Creditors’ Process is taken against such Person; or (c) such Person is Insolvent.

“Insolvency Proceeding” means, with respect to any Person, any corporate action, legal proceedings or other procedure or step taken in relation to:

(A)           a general suspension of payments to creditors (or an announcement of an intention to suspend such payments), a moratorium of any indebtedness, winding-up, bankruptcy,  dissolution, administration, court protection from creditors or reorganization of debts (by way of voluntary arrangement, scheme of arrangement or otherwise), civil rehabilitation or special liquidation;

(B)           the appointment of a provisional liquidator or liquidator, trustee in bankruptcy, custodian, receiver, manager, administrator, administrative receiver, compulsory or interim manager or other similar officer in respect of such Person or any material part of such Person’s assets;

(C)           convening a meeting for the purpose of passing any resolution for (or to petition for) the winding-up or for administration or court protection of such Person, or any such resolution is passed;

(D)           presenting a petition for winding-up or for the commencement of an insolvency procedure, or for the administration or court protection of such Person;

(E)           enforcement of any security over any material part of the assets of such Person;

(F)           an order for the winding-up or administration or court protection is made against such Person; or

(G)           any analogous procedure or step to those described in paragraphs (A) through (F) in any jurisdiction,

provided that paragraphs (A) through (G) do not apply to (1) any step or procedure in connection with a solvent reconstruction of such Person or (2) any petition presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within thirty (30) days or, if earlier, before it is advertised.

“Insolvent” means, with respect to any Person: (a) such Person is generally unable or admits inability to pay its debts generally as they fall due, or suspends making payments of its debts; or (b) the value of the assets of such Person is less than its liabilities.

“Intellectual Property Rights” means all patents, design rights, copyrights, database rights, trademarks, trade names, rights in inventions, know how, and trade secrets, and all other intellectual property rights throughout the world, whether registered or unregistered, and including all applications and rights to apply for any of the same, providing that any information, data and methodology or trade secrets which exist solely as human knowledge or human memory and which has not been recorded in any physical or electronic recording shall be excluded from the term know how.

“Intergroup Advances” means any capital contributions, loans, or advances paid by Seller or any of its Affiliates (other than the Company Group) to any Company Group Member, and any other payments made by Seller or any of its Affiliates (other than the Company Group) on behalf of and for the account of any Company Group Member, excluding, however, (i) accounts receivable with respect to purchases of goods or services by any Company Group Member from Seller or any such Affiliate in compliance with the terms of this Agreement (ii) payments by Seller or any such Affiliate to a Company Group Member with respect to purchases of goods or services by Seller or such Affiliate, and (iii) returns of overnight sweeps of funds held for the account of any Company Group Member.

“Intergroup Receipts” means any dividends, share redemptions, share purchases, or repurchases, debt repayments or other distributions made by any Company Group Member to Seller or any of its Affiliates (other than the Company Group), and any other amounts payable to a Company Group Member but received and retained by Seller or any of its Affiliates (other than the Company Group) for its own account, excluding, however, (i) accounts receivable with respect to purchases of goods or services by Seller or any such Affiliate from a Company Group Member, (ii) payments by any Company Group Member to Seller or any such Affiliate with respect to purchases of goods or services by such Company Group Member in compliance with the terms of this Agreement, (iii) distributions or other transfers of Excluded Assets (including proceeds from transfers of Preferential Right holders prior to Closing), and (iv) overnight sweeps of funds held for the account of any Company Group Member to accounts of Seller or any such Affiliate that are returned the next day.

“Joint Operating Agreements” means the agreements listed in Schedule 5.20, Part 2 of the Seller Disclosure Schedule.

“Key Employee” means, with respect to each Company Group Member, any (a) officer of the Company Group assigned to and located in Malaysia and those employees of the Company Group who are their direct reports or (b) employee of not less than ten (10) years employment standing with such Company Group Member, in each case other than the Designated Expatriate Employees.

“Knowledge” means (i) with respect to Seller, the actual knowledge, after due inquiry of their direct reports, of those individuals identified on Schedule 1.1(b), and (ii) with respect to Purchaser, the actual knowledge, after due inquiry of their direct reports, of those individuals identified on Schedule 1.1(c).

“Laws” means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“LCIA” means the London Court of International Arbitration.

“LCIA Rules” has the meaning set forth in Section 12.5(b).

“Malaysian Plans” has the meaning set forth in Section 5.11.

“Material Adverse Effect” means any material adverse effect on the ownership, operation or value of the Company Group, as currently operated, taken as a whole; provided, however, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect:

(A)           changes in Hydrocarbon prices;

(B)           any change affecting the oil and gas industry;

(C)           any change in the economy or the financial, capital or energy markets generally in Malaysia or the United States or elsewhere in the world, including changes in interest or exchange rates;

(D)           any change in Law or in GAAP or interpretations thereof or accounting standards, governmental policy or political conditions;

(E)           any labor strike, request for representation, organizing campaign, work stoppage, slowdown, lockout or other labor dispute;

(F)           any change in general regulatory or political conditions, including acts of war, sabotage, armed hostilities or terrorism, embargo, sanctions or interruption of trade, or any escalation or worsening of any acts of war, sabotage, armed hostilities or terrorism, embargo, sanctions or interruption of trade;

(G)           any failure of any assumptions, estimates or projections relating to the Company Group or its Assets to be accurate;

(H)           the announcement of the execution, or the pendency, of this Agreement or the performance of obligations under this Agreement; or

(I)           actions or inactions of Seller or any Company Group Member consented to by Purchaser.

“Material Contract” means any Contract that meets any of the following criteria:

(A)           the Petroleum Contracts and the Joint Operating Agreements;

(B)           any contract or agreement for capital expenditures or the acquisition or construction of fixed assets or services that can reasonably be expected to result in aggregate future payments in excess of $2,000,000 in any twelve (12) consecutive month period;

(C)           any note, debenture, bond, letter of credit, loan or similar contract for or evidencing indebtedness for borrowed money or the lending of money, and any guarantee of any such obligation on behalf of any Person other than a Company Group Member;

(D)           any partnership, joint venture or similar contract;

(E)           any unit agreement and any operating agreement applicable to the Properties;

(F)           any Hydrocarbon sales or purchase agreement, supply agreement, marketing agreement, exchange agreement, transportation agreement or similar arrangement that is not terminable without penalty on ninety (90) days notice or less; and

(G)           any swap, futures contract or other derivative contract.

“Newfield Names” means the business names, brand names, trade names, trademarks, and service marks “Newfield” and “NFX” and any business name, brand name, trade name, trademark, service mark, or domain name that includes any of the words “Newfield” or “NFX”, any and all other variants and derivatives of any of the foregoing, and any Newfield and NFX logos.

“Newfield Peninsula” has the meaning set forth in the Recitals.

“Newfield Sabah” has the meaning set forth in the Recitals.

“Newfield Sarawak” has the meaning set forth in the Recitals.

“Nominated Affiliate” has the meaning set forth in Section 12.8(b).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Pending Asset” has the meaning set forth in Section 7.4(d).

“Permit” means all permits, licenses, registrations, certifications, authorizations, approvals, consents, exemptions, waivers, variances, privileges and other authorizations of or by any Governmental Body.

“Permitted Encumbrances” means:

(A)           the terms and conditions of the Petroleum Contracts and any concessions, permits or other authorizations from any Governmental Body;

(B)           rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner, and all applicable Laws;

(C)           the terms of any contract (other than the Petroleum Contracts), to the extent such contract has been disclosed to Purchaser in Seller’s data room prior to the date of this Agreement or such terms do not reduce the percentage of the Company’s direct or indirect ownership interest in the assets owned by the Subsidiaries;

(D)           Encumbrances for Taxes, assessments and governmental charges or levies (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings;

(E)           workers’, carriers’, warehousemen’s, materialmen’s, mechanics’ or other similar Encumbrances imposed by applicable Law for amounts payable to third parties which are not yet due and payable and have arisen in the ordinary course of business;

(F)           pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations;

(G)           any Encumbrances the existence of which are reflected in the Financial Statements;

(H)           Encumbrances which will be and are discharged or released prior to or simultaneously with the Closing;

(I)           all rights to consent by, required notices to, and required filings with any Governmental Body in Malaysia or The Commonwealth of the Bahamas in connection with a transfer or change in control of the Shares or any assets owned by any Company Group Member (including those listed on Schedule 7.3), subject to compliance with any such rights as may be applicable in connection with the transactions contemplated by this Agreement;

(J)           all rights to consent by, required notices to, and preferential purchase rights and other similar arrangements with any third Person in connection with a transfer or change in control of the Shares or any assets owned by any Company Group Member (including those listed on Schedule 5.20 of the Seller Disclosure Schedule), subject to compliance with any such rights as may be applicable in connection with the transactions contemplated by this Agreement;

(K)           siting restrictions, military exclusion areas, easements, covenants, rights-of-way and other similar restrictions that do not adversely affect in any material respect the current use of the assets owned by the Company Group, and all rights reserved to or vested in any Governmental Body to control or regulate any of the assets owned by any Company Group Member in any manner;

(L)           Encumbrances that do not materially interfere or detract from the value of or interfere with the present use of the properties they affect; and

(M)           any other matters set forth on Schedule 1.1(d).

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, or Governmental Body or any other entity.

“Petroleum Contracts” means the Block AAKBNLP Contract, the Block Deepwater 2C Contract, the Block PM 318 Contract, the Block PM 323 Contract, the Block PM 329 Contract, the Block SK 310 Contract, the Block SK 319 Contract, the Block SK 408 Contract, and the Block Tembungo Contract.

“PETRONAS” means Petroliam Nasional Berhad.

“PETRONAS Carigali” means PETRONAS Carigali SDN. BHD.

“Post-Effective Time Period” means any taxable period or portion of a Straddle Period beginning after the Effective Time.

“Pre-Effective Time Period” means any taxable period or portion of a Straddle Period that is not a Post-Effective Time Period.

“Preferential Right Notices” means forms of notices to holders of Preferential Rights set forth on Schedule 5.20, Part 2, substantially in the form of Exhibit H.

“Preferential Rights” has the meaning set forth in Section 7.4.

“Properties” has the meaning set forth in the definition of “Assets”.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” has the meaning set forth in the Preamble.

“Records” means the data, information and records of the Company Group, excluding, however:

(A)           all corporate, financial, Tax and legal data and records of Seller and its Affiliates, other than those that relate primarily to the Company Group;

(B)           any data and records to the extent that under an agreement with a Person other than Seller or any of its Affiliates, or by applicable Law, such data and records can no longer be held by or disclosed to any Company Group Member, or become subject to a payment of an additional fee, following a change in ownership of such Company Group Member through a direct or indirect sale of equity ownership, and for which no consent to disclosure or change of ownership has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(C)           all legal records and legal files of Seller including all work product of and attorney-client communications with any of Seller’s legal counsel (other than contracts);

(D)           data, information and records relating to any potential sale of all or any portion of the Shares, the Company’s direct or indirect equity interests in the Subsidiaries or the assets owned by the Company Group, including bids received from and records of negotiations with third Persons in connection therewith;

(E)           any data, information and records that is expressly included in the Excluded Assets or  relates primarily to the Excluded Assets; and

(F)           any records, data or other information that may contain personal data that cannot be disclosed without consent pertaining to any of Seller’s or its Affiliates’ employees or agents or any other individuals.

Clauses (A) through (F) shall hereinafter be referred to as the “Excluded Records.”

“Registration Instruction/Transfer Form” means a registration instruction to the Company registrar in the Bahamas with respect to the transfer of Shares as contemplated by this Agreement and substantially the form of Exhibit D.

“Representatives” has the meaning set forth in Section 7.2.

“Restoration Cost” has the meaning set forth in Section 7.13.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” means the disclosure schedule dated the date hereof and provided to Purchaser by Seller, as the same may be updated pursuant to Section 7.18.

“Seller Plans” has the meaning set forth in Section 5.11.

“Shares” has the meaning set forth in the Recitals.

“Straddle Period” has the meaning set forth in Section 8.2(c).

“Subsequent Deposit” has the meaning set forth in Section 3.2(a).

“Subsidiary” and “Subsidiaries” has the meaning set forth in the Recitals.

“Subsidiary Shares” has the meaning set forth in the Recitals.

“Tax” and “Taxes” means all income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, value added or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Body, whether in the Federation of Malaysia, the United States of America, or elsewhere, including any interest, penalties or additional amounts which may be imposed with respect thereto except insofar as such interest, penalties or additional amounts are attributable to the delay or default of a Person seeking indemnification therefor.

“Tax Return” means any return, report or other information required to be supplied to a Governmental Body in connection with Taxes, or amendment thereto.

“Third Party Claim” has the meaning set forth in Section 11.2(b).

“Transfer Taxes” means all sales, use, VAT, business, transfer, real property transfer, recording, documentary, stamp, registration and stock transfer taxes and fees.

“Transition Services Agreement” means a transition services agreement dated as of the Closing Date to be entered into between Seller and Purchaser, in substantially the form of Exhibit F, with such changes as Seller and Purchaser may negotiate in good faith after the date of this Agreement.

“Units” has the meaning set forth in the definition of “Assets”.

“Wells” has the meaning set forth in the definition of “Assets”.

“$” means United States dollars.